SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the Month of February 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

SIGNATURE
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Elena Kinakin
Name: Elena Kinakin
Title: Vice President Finance and CFO
Dated: March 1, 2007

Form 51-102F3
Material Change Report
1.	Name and Address of Company

Spectrum Signal Processing Inc. 300-2700 Production Way Burnaby, British Columbia V5A 4X1

2.	Date of Material Change

February 16, 2007

3.	News Release

Spectrum Signal Processing Inc. (“Spectrum” or the “Company”) issued a news release through CCN Matthews with respect to a material change on February 16, 2007. A copy of such news release is attached hereto as Schedule A and forms a part hereof.

4.	Summary of Material Change

On February 16, 2007, Spectrum entered into a definitive agreement with Vecima Networks Inc. (“Vecima”) pursuant to which all of the outstanding shares of Spectrum will be acquired by Vecima for the equivalent of CDN$0.8939 per Spectrum share. Vecima will also acquire all outstanding stock options and warrants to acquire Spectrum shares in exchange for stock options and warrants to acquire Vecima shares.

5.	Full Description of Material Change

On February 16, 2007, Spectrum entered into a definitive agreement (the “Arrangement Agreement”) with Vecima pursuant to which all of the outstanding shares of Vecima will be acquired by Vecima for the equivalent of CDN$0.8939 per Spectrum share based on a value per Vecima share of CDN$10.06 which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that Spectrum and Vecima executed a non-binding letter of intent.

Consideration will be comprised of CDN$0.4915 and 0.04 of one Vecima share for each Spectrum share, subject to a maximum aggregate cash consideration of CDN$10,075,000 and a maximum aggregate share consideration of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire Spectrum shares in exchange for stock options and warrants to acquire Vecima shares. The number of Vecima shares subject to stock options or warrants of Vecima will be based on an exchange ratio of 0.0889 multiplied by the number of Spectrum shares that could be purchased under the Spectrum stock options and warrants.
Spectrum and its financial advisor PricewaterhouseCoopers Corporate Finance Inc. have been pursuing financing alternatives to enable Spectrum to fully execute its strategic plan. The Spectrum board of directors determined that the transaction is in the best interests of the Company and its shareholders and unanimously resolved to recommend that shareholders of Spectrum approve the transaction. In deciding to recommend the transaction to the Spectrum shareholders, Spectrum’s board of directors considered a number of factors and received an opinion from CIBC World Markets Inc. to the effect, and subject to the assumptions and conditions set forth in such opinion, that the consideration to be received for the shares of the Company is fair, from a financial point of view, to the Spectrum shareholders.

The transaction is to be carried out by way of statutory plan of arrangement and will be subject to the approval of the Supreme Court of British Columbia and 75 per cent of the votes cast by holders of Spectrum shares at a meeting of shareholders currently anticipated to take place in April 2007. The transaction is also subject to certain closing conditions, including the approval of the United States Department of State and the Committee on Foreign Investments in the United States, as well as receipt of all other required and regulatory approvals and customary closing conditions. The Arrangement Agreement is not subject to any financing condition. The transaction is expected to close in April 2007.

The Arrangement Agreement contains terms and conditions typical for transactions of this nature and prohibits Spectrum from soliciting any competing offers. In certain circumstances, Spectrum may terminate the Arrangement Agreement and withdraw its recommendation to shareholders to vote in favour of the plan of arrangement. In the event that Spectrum withdraws its recommendation in order to accept a superior proposal, Spectrum would be required to pay a termination fee to Vecima of CDN$300,000 as well as Vecima’s expenses in connection with the Arrangement up to a maximum of CDN$100,000.

A copy of the Arrangement Agreement is attached hereto as Schedule B and forms a part hereof.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following senior officer may be contacted for further information in connection with this material change:

Brent Flichel President and Chief Executive Officer Spectrum Signal Processing Inc. 300-2700 Production Way Burnaby, BC V5A 4X1 Telephone: (604) 676-6733 Facsimile: (604) 421-1764

9.	Date of Material Change Report

February 23, 2007.

SCHEDULE A
NEWS RELEASE
Vecima Networks to Acquire Spectrum Signal Processing in Cash and Share Transaction
VICTORIA, BRITISH COLUMBIA and BURNABY, BRITISH COLUMBIA—
(CCNMatthews — Feb. 16, 2007) — Vecima Networks Inc. (“Vecima”) (TSX:VCM) and Spectrum Signal Processing Inc. (“Spectrum”) (TSX:SSY)(NASDAQ:SSPI), today announced the signing of a definitive agreement under which Vecima will acquire all the outstanding common shares of Spectrum in a transaction leveraging synergistic technology, administrative efficiencies, and combined sales channels thereby strengthening the market position of both companies. Vecima expects that the acquisition will be immediately accretive to revenues.
Under the terms of the agreement, Vecima will purchase all of the outstanding common shares of Spectrum for the equivalent of $0.8939 per share based on a value per Vecima share of $10.06 which was the 30-day volume weighted average trading price of Vecima shares to January 23, 2007, the date that Spectrum and Vecima executed a non-binding letter of intent. This represents a 39% premium over the 30-day average closing price of Spectrum shares to February 15, 2007. Consideration will be comprised of cash of $0.4915 and 0.04 of one Vecima common share for one common share of Spectrum, subject to maximum aggregate cash consideration of $10,075,000 and a maximum of 820,000 Vecima shares. Vecima will also acquire all outstanding stock options and warrants to acquire Spectrum shares in exchange for options and warrants of Vecima. The closing prices of Spectrum and Vecima shares on the TSX on February 15, 2007 were $0.56 and $10.39, respectively.
“Spectrum and its financial advisor, PricewaterhouseCoopers Corporate Finance Inc. (“PWC”), have been actively pursuing financing alternatives to enable Spectrum to fully execute its strategic plan,” said Irving Ebert, chairman of Spectrum’s board of directors. “The board concluded that this transaction is the best alternative for Spectrum shareholders, customers and employees and recommends that Spectrum shareholders vote to approve the cash and share offer from Vecima Networks Inc.”
In deciding to recommend the transaction to Spectrum shareholders, Spectrum’s board of directors considered a number of factors and received an opinion from CIBC World Markets Inc., and subject to the assumptions and conditions set forth in such opinion, that the consideration to be received for the common shares of Spectrum is fair, from a financial point of view, to Spectrum shareholders.
Brent Flichel, Spectrum’s President and CEO, remarked, “Balance sheet strength is a requirement to win long-term defense contracts where supply commitments can extend well beyond a decade. Spectrum is now at the point where such strength is critical in enabling the conversion of its existing design-in portfolio into long-term supply agreements. As a part of Vecima Networks Inc., Spectrum will have the critical mass to realize its full potential. Additionally, the share portion of the transaction should allow Spectrum shareholders to participate in realizing this potential as well as the upside potential of Vecima’s existing business.”

Vecima’s position as a leading vendor in the emerging WiMAX market, a market poised for rapid growth worldwide, will be further strengthened by the technological resources provided by Spectrum, giving the company an edge over its competitors. Both Spectrum’s and Vecima’s product portfolios are powered at their core by field programmable gate array chips, digital signal processing chips, and general purpose processors running software tailored to broadband wireless communications. Vecima also intends to target high growth commercial markets such as public safety, homeland security, satellite communications, and broadband wireless with Spectrum’s software defined radio solutions, such markets often demanding a software configurable radio solution such that various agencies can communicate in an interoperable manner.
On February 13, 2007, Vecima reported record sales of $23 million in its second quarter, representing an increase of 22% over the same period last fiscal year. Vecima’s year-to-date revenues for the six months ended December 31, 2006 increased by $6.6 million or 18% to $43.3 million, as compared to $36.7 million for the six months ended December 31, 2005. During the company’s second quarter earnings call, management reiterated that 20-30% revenue growth is expected in the current fiscal year relative to Vecima’s $80 million in sales for fiscal 2006.
“Vecima and Spectrum combine to offer a compelling product portfolio for the commercial and defense broadband wireless markets,” stated Dr. Surinder Kumar, President and CEO of Vecima. “Together, we expect to bring the power of software-defined radio technologies to the commercial broadband wireless market and introduce Vecima’s portfolio of last-mile wireless solutions to Spectrum’s current market. Meanwhile, Vecima has a solid strategic plan to bring Spectrum’s financial results in alignment with our historical profit model in the near term, taking advantage of a single public company listing and commensurately reduced administrative expenses. I anticipate that Vecima’s track record of 18 consecutive years of profitability will prove compelling to Spectrum’s shareholders and employees moving forward.”
The transaction will be carried out by way of a statutory plan of arrangement and must be approved by the Supreme Court of British Columbia and by 75 percent of the votes cast by holders of Spectrum shares. The transaction is also subject to certain closing conditions, including the approval of the United States Department of State and the Committee on Foreign Investments in the United States (CFIUS) as well as the receipt of all other required regulatory approvals and customary closing conditions. The transaction is expected to close in April 2007.
Further information regarding the proposed transaction will be contained in an information circular which Spectrum will mail to the Spectrum shareholders in connection with the special meeting of shareholders to be held to approve the transaction. It is expected that the materials will be mailed in March 2007 for a meeting anticipated to be held in April 2007.
PWC and CIBC World Markets Inc. act as financial advisors and McCarthy Tétrault LLP acts as legal advisor to Spectrum and the special committee of its board of directors. Bull, Housser and Tupper LLP acts as legal advisor to Vecima.
All financial figures herein are stated in Canadian dollars.

Spectrum Conference Call Information
Spectrum will conduct a conference call and live audio webcast on February 16, 2007 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast. The dial-in number for the call is 1.866.497.3339. A replay of the call will be available from February 16, 2007 to February 23, 2007 and can be accessed by dialing 1.866.501.5559 followed by the access code 21217221#. The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until February 23, 2007.
About Vecima Networks Inc.
Vecima Networks Inc. (TSX:VCM) designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Vecima’s hardware products incorporate original embedded software to meet the complex requirements of next-generation, high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects the system directly to end users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy, last mile infrastructures. Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. The Company has also developed and continues to focus on developing products to address emerging markets such as Voice over Internet Protocol, fiber to the home and IP video. For more information on Vecima, please visit www.vecimanetworks.com.
Vecima Forward-Looking Statements
Certain statements in this news release may constitute forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this news release, such statements are generally identified by the use of such words as “may”, “will”, “expect”, “believe”, “plan”, “intend” and other similar terminology. These statements reflect Vecima’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors including, but not limited to, the factors discussed under “Risk Factors” in the Company’s Annual Information Form dated September 27, 2006 available on SEDAR (www.sedar.com), could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.
About Spectrum Signal Processing Inc.
Spectrum Signal Processing Inc. (TSX:SSY)(NASDAQ:SSPI) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexCommTM product line, please visit www.spectrumsignal.com.
Spectrum Forward-Looking Safe Harbour Statement
This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
TM flexComm is a trademark of Spectrum Signal Processing Inc.
FOR FURTHER INFORMATION PLEASE CONTACT:

Spectrum Signal Processing Inc.	Spectrum Signal Processing Inc.
Brent Flichel	Alan Brick
President and Chief Executive Officer	Investor Relations Officer
(604) 676-6733	(250) 881-1982
Email: brent_flichel@spectrumsignal.com	Email: alan.brick@vecimanetworks.com
Website: www.spectrumsignal.com	Website: www.vecimanetworks.com

SCHEDULE B
ARRANGEMENT AGREEMENT
SPECTRUM SIGNAL PROCESSING INC.
AND
VECIMA NETWORKS INC.
February 16, 2007

TABLE OF CONTENTS

1. INTERPRETATION	1

1.1 Definitions	1
1.2 Interpretation	9
1.3 Entire Agreement	9
1.4 Currency	10
1.5 Time	10
1.6 Schedules	10
1.7 Knowledge	10
1.8 Accounting Principles	10

2. THE ARRANGEMENT	11

2.1 The Arrangement	11
2.2 Implementation Steps by Spectrum	11
2.3 Interim and Final Orders	12
2.4 Closing	13
2.5 Securities and Corporate Compliance	13
2.6 Preparation of Filings	14
2.7 Spectrum Approval	15
2.8 Vecima Approval	15

3. REPRESENTATIONS AND WARRANTIES	15

3.1 Representations and Warranties of Spectrum	15
3.2 Representations and Warranties of Vecima	16

4. NON-WAIVER AND SURVIVAL	16

4.1 Non-Waiver	16
4.2 Nature and Survival	16

5. COVENANTS	16

5.1 Covenants of Spectrum Regarding the Conduct of Business	16
5.2 Covenants of Spectrum Regarding the Performance of Obligations	18
5.3 Covenants of Vecima Regarding the Performance of Obligations	21
5.4 Mutual Covenants	22
5.5 Non-Solicitation	23
5.6 Right to Match Superior Proposal	26
5.7 Access to Information	27
5.8 Directors’ and Officers’ Indemnification	29
5.9 Tax Planning	30
5.10 Tax Elections by Spectrum Shareholders	30

6. REMEDIES	31

6.1 Availability of Equitable Remedies	31

ii

7. CONDITIONS	31

7.1 Mutual Conditions	31
7.2 Conditions Precedent to the Obligations of Vecima	32
7.3 Conditions Precedent to the Obligations of Spectrum	35
7.4 Notice and Cure Provisions	36
7.5 Satisfaction of Conditions	37

8. AMENDMENT	37

8.1 Amendment	37
8.2 Waiver and Modifications	38

9. TERMINATION AND COMPENSATION	38

9.1 Termination	38
9.2 Effect of Termination	39
9.3 Expenses and Termination Fees	39

10. GENERAL	40

10.1 Notices	40
10.2 Time of Essence	41
10.3 Governing Law	41
10.4 Enurement and Assignment	41
10.5 Execution in Counterparts	41
10.6 Third Party Beneficiaries	42
10.7 No Personal Liability	42
10.8 Severability	42
SCHEDULE 1 – PLAN OF ARRANGEMENT
SCHEDULE 2 – REPRESENTATIONS AND WARRANTIES OF SPECTRUM
SCHEDULE 3 — REPRESENTATIONS AND WARRANTIES OF VECIMA
SCHEDULE 4 – FORM OF SPECTRUM ARRANGEMENT RESOLUTION
SCHEDULE 5 – REQUIRED CONSENTS AND APPROVALS

ARRANGEMENT AGREEMENT
THIS AGREEMENT made as of the 16th day of February, 2007.
BETWEEN:
SPECTRUM SIGNAL PROCESSING INC., a company existing under the laws of the Province of British Columbia
(“Spectrum”)
AND:
VECIMA NETWORKS INC., a company existing under the laws of Canada
(“Vecima”)
THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereto covenant and agree as follows:
1.	INTERPRETATION
1.1	Definitions
Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms will have the meanings set out below (and, in addition, certain other words and terms are defined in the Plan of Arrangement):
(a)	“Acquisition Proposal” has the meaning ascribed to it in §5.5;

(b)	“Affiliate” has the meaning ascribed to it in the Securities Act;

(c)	“Arrangement” means the arrangement under Part 9, Division 5 of the BCA on the terms and conditions set forth in the Plan of Arrangement;

(d)	“Arrangement Agreement” or “Agreement” means this arrangement agreement and any amendment or variation hereto made in accordance with Part 8, including all Schedules hereto and any instrument or agreement supplementary or ancillary hereto;

(e)	“BCA” means the Business Corporations Act (British Columbia);

(f)	“BCSC” means the British Columbia Securities Commission;

(g)	“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia;

(h)	Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and Territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any of such statutes, and the published policies, bulletins and notices of the regulatory authorities administering such statutes;

(i)	“Cash Consideration” means the amount of cash to be paid to a Spectrum Shareholder (other than in respect of a fractional Vecima Share) in exchange for each Spectrum Share, up to a maximum of $0.8939 per Spectrum Share, provided that the aggregate maximum Cash Consideration shall not exceed the Cash Parameter;

(j)	“Cash Parameter” means the maximum aggregate amount of Cash Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement (excluding cash payable in lieu of fractional Vecima Shares), which is $10,075,000 plus a further $0.50 for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;

(k)	“Circular” means the notice of the Spectrum Meeting and accompanying management proxy circular, including all schedules thereto, to be sent to holders of Spectrum Shares in connection with the Spectrum Meeting and includes any amendments thereto;

(l)	“Claims” means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

(m)	“Confidentiality Agreement” means the confidentiality and standstill agreement dated November 22, 2006 between Spectrum and Vecima;

(n)	“Consideration” means the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) or the Share Consideration, or some combination of the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) and the Share Consideration, with a total value of $0.8939 (on the basis that each Vecima Share has a value of $10.06 and that 0.0889 of a Vecima Share has a value of $0.8939), to be paid to a Spectrum Shareholder in exchange for each Spectrum Share;

(o)	“Contracts” means all contracts, licences, leases, agreements, commitments, entitlements, engagements, warranties or guarantees to which a Person or any Subsidiary of the Person is a party or pursuant to which the Person or any Subsidiary of the Person is obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person;

(p)	“Court” means the Supreme Court of British Columbia;

(q)	“Depositary” means Computershare Investor Services Inc.;

(r)	“Dissent Rights” has the meaning ascribed to it in §1.1 of Schedule 1;

(s)	“Dissenting Holder” has the meaning ascribed to it in §1.1 of Schedule 1;

(t)	“Effective Date” has the meaning ascribed to it in §2.4;

(u)	“Effective Time” means the earliest moment (Vancouver time) on the Effective Date;

(v)	“Election” means the election duly and properly made by a Spectrum Shareholder pursuant to the Transmittal Letter and Election Form to take the Cash Consideration, the Share Consideration or some combination thereof, in exchange for each of his, her or its Spectrum Shares;

(w)	“Encumbrance” means any encumbrance, including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(x)	“Environment” means the environment or natural environment as defined in any Environmental Law and includes, without limitation, air, surface, water, ground water, land surface, soil, subsurface strata, a sewer system and the environment in the workplace;

(y)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of a Person or its Subsidiaries or its businesses, including the control or ownership of leased property or Real Property;

(z)	“Environmental Laws” means all applicable Laws, including applicable civil or common law, relating to the protection or enhancement of the Environment and employee and public health and safety;

(aa)	“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Circular, the solicitation of the approval of the Spectrum Arrangement Resolution, regulatory filings and notices and all other matters related to the closing of the transactions contemplated by this Agreement;

(bb)	“Fairness Opinion” means the opinion of the Financial Advisor to the effect that the Consideration to be received under the Arrangement is fair, from a financial point of view, to the Spectrum Shareholders;

(cc)	“Final Order” means the order of the Court approving the Arrangement, as such order may be affirmed, modified or amended at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, as modified or as amended on appeal;

(dd)	“Financial Advisor” means the Person engaged by the Spectrum Board of Directors, or a special committee thereof, on behalf of Spectrum, to provide the Fairness Opinion;

(ee)	“GAAP” has the meaning ascribed to it in §1.8;

(ff)	“Governmental Entity” means any domestic or foreign legislative, executive, judicial or administrative body or Person, including the TSX and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;

(gg)	“Identified Company Representations” means the representations and warranties of Spectrum set forth in Sections 2.6(d) and 2.7 and paragraphs (b) (other than with respect to changes in the number of outstanding Spectrum Shares described therein as a result of the exercise or cancellation of Spectrum Options or Spectrum Warrants disclosed in the Spectrum Disclosure Letter), (c), (d), (e), (q), (v), (x), ( y) and (z) of Schedule 2;

(hh)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Spectrum Meeting, as the same may be amended, modified, supplemented or varied by the Court;

(ii)	“ITA” means the Income Tax Act (Canada);

(jj)	“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(kk)	“Material” means, when used in respect of the affairs of a Person, an event, occurrence or fact concerning the business, operations, capital, assets, liabilities or condition (financial or otherwise) of the Person, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of the securities of the Person;

(ll)	“Material Adverse Change” means, (a) any changes, effects, events or occurrences that, individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the validity or enforceability of this Agreement, or (b) with respect to a Person, any changes, effects, events or occurrences that, individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, condition (financial or otherwise), assets or liabilities (contingent or otherwise) of such Person and its subsidiaries, taken as a whole, other than, in the case of clause (b), any change, effect, event or occurrence resulting from (i) general political, economic or financial conditions in Canada and the United States, (ii) the state of securities markets in general, including any reduction in market indices, (iii) factors affecting the industries in which such Person operates in general, (iv) any failure, in and of itself, by a Person to meet any of its published estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Effective Date, (v) the announcement of this Agreement, (vi) the trading price of the Spectrum Shares, or (vii) changes in generally accepted accounting principles or regulatory accounting requirements; provided, that nothing in clauses (i), (ii) or (iii) will serve to exclude from clause (b) any changes, effects, events or occurrences which disproportionately affect that Person or its Subsidiaries;

(mm)	“Material Adverse Effect” means, (a) any effect of a Material Adverse Change on the validity or enforceability of this Agreement or (b) with respect to a Person, any effect of a Material Adverse Change on such Person;

(nn)	“Material Change” has the meaning ascribed to it in the Securities Act;

(oo)	“Material Contract” in respect of a Party means:
(1)	any Contract involving aggregate future payments to or by the Party or any of its Subsidiaries in excess of $500,000; and

(2)	any other Contract that is material to the Party and its Subsidiaries;
(pp)	“Material Fact” has the meaning ascribed to it in the Securities Act;

(qq)	“NASDAQ” means the NASDAQ Stock Market;

(rr)	“Parameters” means the Cash Parameter and the Share Parameter;

(ss)	“Parties” means Spectrum and Vecima, and “Party” means either of them;

(tt)	“Person” means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, or a natural person in such person’s capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Spectrum or Vecima;

(uu)	“Plan of Arrangement” means the plan of arrangement as set forth in Schedule 1 to this Agreement and any amendments thereto;

(vv)	“Registrar” means the Registrar of Companies appointed under Section 400 of the BCA;

(ww)	“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required or advisable to be obtained in order to permit the Arrangement to be effected, including without limitation any U.S. National Security Consent;

(xx)	“Securities Act” means the Securities Act (British Columbia);

(yy)	“Securities Laws” means, collectively, all applicable Canadian provincial and territorial securities Laws, United States securities Laws, the “blue sky” or securities Laws of the states of the United States, and any other applicable securities Laws;

(zz)	“Securities Regulators” means the BCSC and the securities regulatory authorities in each of the other Provinces of Canada;

(aaa)	“Share Consideration” means the number of Vecima Shares to be issued to a Spectrum Shareholder in exchange for each Spectrum Share, up to a maximum of 0.0889 Vecima Shares per Spectrum Share, provided that the aggregate maximum Share Consideration shall not exceed the Share Parameter;

(bbb)	“Share Parameter” means the maximum aggregate amount of Share Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement, which is 820,000 Vecima Shares plus a further 0.04 Vecima Shares for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;

(ccc)	“Spectrum” means Spectrum Signal Processing Inc., a company existing under the laws of the Province of British Columbia together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;

(ddd)	“Spectrum Arrangement Resolution” means the special resolution approving this Agreement and the Plan of Arrangement to be considered at the Spectrum Meeting, substantially in the form set out in Schedule 1 to this Agreement;

(eee)	“Spectrum Board of Directors” means the board of directors of Spectrum, as constituted from time to time;

(fff)	“Spectrum Disclosure Documents” means, collectively, all documents published or filed by Spectrum with the securities regulatory authorities in Canada or the United States during the three years prior to the date of this Agreement;

(ggg)	“Spectrum Disclosure Letter” means that certain letter dated as of even date herewith and delivered to Vecima by Spectrum;

(hhh)	“Spectrum Financial Statements” means the audited financial statements of Spectrum for the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005 consisting of the consolidated balance sheets of Spectrum and the consolidated statements of earnings, retained earnings and cash flow for such fiscal years, and all notes thereto, and the unaudited interim financial statements of Spectrum for the nine-month period ended September 30, 2006 consisting of the consolidated balance sheet of Spectrum and the consolidated statements of earnings, retained earnings and cash flow for such period, and the notes thereto;

(iii)	“Spectrum Meeting” means the special meeting of Spectrum Shareholders to be called pursuant to the Interim Order for the purpose of considering the Spectrum Arrangement Resolution, and any adjournment or postponement thereof;

(jjj)	“Spectrum Option” means an option to acquire Spectrum Shares granted pursuant to the Spectrum Stock Option Plan;

(kkk)	“Spectrum Shareholder Approval” means the approval of Spectrum Shareholders of the Spectrum Arrangement Resolution at the Spectrum Meeting in accordance with the Interim Order;

(lll)	“Spectrum Shareholders” means the registered holders of Spectrum Shares;

(mmm)	“Spectrum Shares” means the common shares without par value in the capital of Spectrum;

(nnn)	“Spectrum Stock Option Plan” means Spectrum’s 1995 Stock Option Plan, as amended, which permits grants of stock options to directors, officers, employees and consultants of Spectrum and its Affiliates;

(ooo)	“Spectrum Subsidiaries” means Spectrum Signal Processing (USA) Inc. and Spectrum Signal Processing (UK) Limited;

(ppp)	“Spectrum Warrant” means a share purchase warrant issued October 12, 2006 entitling the holder to purchase Spectrum Shares;

(qqq)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

(rrr)	“Superior Proposal” has the meaning ascribed to it in §5.5;

(sss)	“Taxes” means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee withholding taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other obligations of the same or a similar nature to any of the foregoing;

(ttt)	“Tax Returns” includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes;

(uuu)	“Termination Date” means June 30, 2007;

(vvv)	“Transaction” means collectively, the transactions contemplated herein and in the Plan of Arrangement as such may be amended from time to time;

(www)	“Transaction Documents” means collectively, this Agreement and the Plan of Arrangement and any Schedules attached hereto and thereto;

(xxx)	“Transmittal Letter and Election Form” means the letter of transmittal and election form to be sent by Spectrum to holders of Spectrum Shares for use in connection with the Arrangement;

(yyy)	“TSX” means the Toronto Stock Exchange;

(zzz)	“U.S. National Security Consents” shall mean any consents or approvals required by (i) the United States Department of State through the issuance of approval via the United States International Trade in Arms Regulations (ITAR), (ii) the Committee on Foreign Investment in the United States through the Exon-Florio provision contained in Section 721 of the Defense Production Act of 1950, or (iii) the United States Department of Defense as a result of provisions contained in the Special Security Agreement with Spectrum Signal Processing (USA) Inc.;

(aaaa)	“Vecima” means Vecima Networks Inc., a company existing under the laws of Canada together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;

(bbbb)	“Vecima Shares” means common shares without par value in the capital of Vecima;

(cccc)	“Vecima Subsidiaries” means WaveCom Electronics (2003) Inc., 6105971 Canada Inc., VCom Pacific Pty. Ltd., and YourLink Inc.; and

(dddd)	“1933 Act” means the Securities Act of 1933 of the United States of America.
1.2 Interpretation
In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Agreement and the Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement or the Plan of Arrangement. Unless otherwise indicated, any reference in this Agreement and the Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b)	the terms “Arrangement Agreement”, “this Agreement”, “hereof’, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;

(c)	words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa;

(d)	if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)	the word “including” means “including, without limiting the generality of the foregoing”;

(f)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the respective officers set forth in §1.7 of such Party after due enquiry.
1.3 Entire Agreement
The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between Spectrum and Vecima pertaining to the subject matter hereof and supersede all prior arrangements, understandings, negotiations and discussions, whether oral or written, among them with respect to the subject matter hereof.

1.4 Currency
Unless otherwise indicated, all references to cash or currency in this Agreement are to Canadian dollars.
1.5 Time
Unless otherwise indicated, all times expressed herein are local time in Vancouver, British Columbia.
1.6 Schedules
The following Schedules are attached hereto and form part of this Agreement:

Schedule	Description
Schedule 1	Form of Plan of Arrangement

Schedule 2	Representations and Warranties of Spectrum

Schedule 3	Representations and Warranties of Vecima

Schedule 4	Form of Spectrum Arrangement Resolution

Schedule 5	Required Consents and Approvals
1.7 Knowledge
Any reference to the knowledge of Spectrum will mean to the best of the knowledge, information and belief, after due enquiry, of the Chief Executive Officer, the Chief Financial Officer and the Chief Technical Officer of Spectrum. Any reference to the knowledge of Vecima will mean to the best of the knowledge, information and belief, after due enquiry, of the Chief Executive Officer and the Chief Financial Officer of Vecima.
1.8 Accounting Principles
Unless otherwise stated, all references in this Agreement to generally accepted accounting principles (“GAAP”) are (i) in the case of Spectrum, references to accounting principles generally accepted in the United States, and (ii) in the case of Vecima, references to accounting principles generally accepted in Canada, and all accounting terms used but not otherwise defined in this Agreement have the meanings assigned to them in accordance with United States or Canadian GAAP, depending on whether the term is used with reference to Spectum or Vecima, respectively.

2. THE ARRANGEMENT

2.1 The Arrangement
At the Effective Time, the steps of the Plan of Arrangement will become effective in the order set out in the Plan of Arrangement, with the result that Vecima will acquire all of the Spectrum Shares and Spectrum will become a wholly-owned Subsidiary of Vecima.
2.2 Implementation Steps by Spectrum
Spectrum covenants in favor of Vecima that Spectrum will:
(a)	as soon as reasonably practicable, apply to the Court in a manner acceptable to Vecima, acting reasonably, under Part 9, Division 5 of the BCA for the Interim Order, and thereafter proceed with and diligently pursue the Interim Order;

(b)	in consultation with Vecima, expeditiously prepare the Circular, together with the Transmittal Letter and Election Form and any other documents required by applicable Canadian Securities Laws or other applicable Laws in connection with the Arrangement, and Spectrum will use reasonable commercial efforts to cause the Circular and other documentation required in connection with the Spectrum Meeting to be sent to each Spectrum Shareholder and filed as required by the Interim Order or applicable Laws as soon as reasonably practicable;

(c)	as soon as reasonably practicable after the receipt of the Interim Order, convene and hold the Spectrum Meeting, with the present intention that such meeting be held on or about April 13, 2007, in compliance with the Interim Order and applicable law for the purpose of considering the Spectrum Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Vecima, acting reasonably), and will allow representatives of Vecima to attend the Spectrum Meeting;

(d)	except as required for quorum purposes, a postponement or adjournment not exceeding 10 Business Days for the purpose of attempting to obtain the requisite approval of the Spectrum Arrangement Resolution, or as otherwise permitted under this Agreement, Spectrum will not adjourn (except as required by Laws or by valid Spectrum Shareholder action), and Spectrum will not postpone or cancel (or propose for adjournment, postponement or cancellation) the Spectrum Meeting without Vecima’s prior written consent, such consent not to be unreasonably withheld or delayed;

(e)	subject to the terms of this Agreement and compliance by the Spectrum Board of Directors and Spectrum officers with their fiduciary duties, Spectrum will use commercially reasonable efforts to solicit from Spectrum Shareholders proxies in favour of the Spectrum Arrangement Resolution, including, if so requested by Vecima, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Spectrum Arrangement Resolution by Spectrum Shareholders;

(f)	subject to the terms of this Agreement and compliance by the Spectrum Board of Directors and Spectrum officers with their fiduciary duties, recommend through Spectrum’s Board of Directors that Spectrum Shareholders vote in favour of the Spectrum Arrangement Resolution, and include such recommendation in the Circular;

(g)	subject to the terms of this Agreement and compliance by the Spectrum Board of Directors and Spectrum officers with their fiduciary duties, and subject to obtaining such shareholder approval as is required by the Interim Order, as soon as reasonably practicable after the Spectrum Meeting, apply to the Court under Part 9, Division 5 of the BCA for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue the obtaining of the Final Order;

(h)	subject to obtaining the Final Order and to each Party confirming to the other that all conditions have been satisfied or waived, as soon as reasonably practicable, deliver to and file with the Registrar such documents as may be required in connection with the Transaction to give effect to the Arrangement;

(i)	instruct counsel acting for it to bring the applications referred to in §2.2(a) and (g) in cooperation with counsel to Vecima; and

(j)	permit Vecima and its counsel to review and comment upon drafts of all materials to be filed by Spectrum with the Court in connection with the Transaction and provide counsel to Vecima on a timely basis with copies of any notice of appearance and evidence served on Spectrum or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Spectrum indicating any intention to oppose the granting of the Final Order or to appeal the Final Order.
2.3 Interim and Final Orders
(a)	The application for the Interim Order will request that the Interim Order provide:
(1)	that the holders of Spectrum Shares will be the only class of Persons to whom notice is to be provided in respect of the Arrangement and the Spectrum Meeting, and for the manner in which such notice is to be provided;

(2)	that the Spectrum Meeting may be adjourned from time to time by management of Spectrum without the need for additional approval of the Court;

(3)	that the record date for Spectrum Shareholders entitled to notice of and to vote at the Spectrum Meeting will not change in respect of adjournments of the Spectrum Meeting;

(4)	that the requisite shareholder approval for the Spectrum Arrangement Resolution will be not less than three-quarters of the votes cast on the

Spectrum Arrangement Resolution by holders of Spectrum Shares present in person or represented by proxy at the Spectrum Meeting and entitled to vote thereat;
(5)	that, in all other respects, the terms, restrictions and conditions of the notice of articles and articles of Spectrum, including quorum requirements and all other matters, will apply in respect of the Spectrum Meeting;

(6)	for the grant of the Dissent Rights; and

(7)	for notice requirements with respect to the presentation of the application to the Court for the Final Order.
(b)	The application for the Final Order will advise the Court that the Final Order will be relied upon for the purposes of Section 3(a)(10) of the 1933 Act to exempt the issuance of Vecima Shares under the Arrangement from the registration requirements of the 1933 Act.
2.4 Closing
Unless this Agreement is terminated earlier pursuant to the provisions hereof, Spectrum and Vecima will meet at the offices of McCarthy Tétrault LLP in Vancouver, British Columbia at 6:00 a.m. on the third Business Day after the conditions to closing set forth in §§7.1(a), (b), (c) and (f) have been satisfied or waived (or at such other time or on such other date as the Parties may agree) (the “Effective Date”) and each of them will deliver to the other:
(a)	the documents, including the legal opinions, required to be delivered by it hereunder to complete the transactions contemplated hereby; and

(b)	written confirmation as to the satisfaction or waiver by it of the balance of the conditions in its favour set out herein.
Vecima will make arrangements for all payments and deliveries required to be made by it as contemplated pursuant to §3.1 of the Plan of Arrangement. The Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the BCA, and Spectrum and Vecima will be bound by the provisions of the Plan of Arrangement as provided therein.
2.5 Securities and Corporate Compliance
Spectrum will (in consultation with Vecima and Vecima’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with the Interim Order and with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Spectrum Meeting and, without limiting the generality of the foregoing, will, in consultation with Vecima, use all reasonable efforts to benefit from the abridged timing contemplated by such policy (it being understood that such efforts will not include the making of an application for a waiver of or exemption from such policy).

2.6 Preparation of Filings
(a)	Spectrum and Vecima will cooperate in the preparation of the applications for the Interim Order and Final Order and any necessary Regulatory Approvals and the preparation of any other documents reasonably considered by Spectrum or Vecima to be necessary to discharge their respective obligations under applicable Laws in connection with the Transaction;

(b)	Each of Spectrum and Vecima will furnish to the other all such information concerning it, its Affiliates and its shareholders, as may reasonably be required to effect the actions described in §2.2 and §2.5 and the foregoing provisions of this §2.6, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Transaction, will contain any untrue statement of a material fact or omit to state a material fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used;

(c)	Spectrum and Vecima will each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or an application for the Interim Order or the Final Order or any application filed with a Governmental Entity, contains any untrue statement of a material fact or omits to state a material fact required to be stated or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Spectrum and Vecima will cooperate in the preparation of a supplement or amendment to the Circular or such other application, as required and as the case may be, and, if required, will cause the same to be distributed to the Spectrum Shareholders and filed with the applicable Governmental Entities;

(d)	Spectrum will ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made (other than with respect to any information relating to and provided by Vecima to Spectrum in writing pursuant to §5.3(c)). Without limiting the generality of the foregoing, Spectrum will ensure that the Circular provides Spectrum Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Spectrum Meeting;

(e)	If the Arrangement becomes effective, Vecima and Spectrum will use reasonable commercial efforts to cause the Spectrum Shares to be delisted from the TSX and, if applicable, NASDAQ, with effect immediately following the acquisition by Vecima of all of the Spectrum Shares pursuant to the Plan of Arrangement.

2.7 Spectrum Approval
Spectrum represents as of the date hereof that:
(a)	the Spectrum Board of Directors has received an opinion from the Financial Advisor that the Consideration payable under the Arrangement is fair from a financial point of view to the Spectrum Shareholders, subject to the assumptions and limitations described in such opinion;

(b)	the directors of Spectrum entitled to vote have unanimously:
(1)	determined that the Transaction is fair to Spectrum Shareholders as a whole and is in the best interests of Spectrum,

(2)	resolved to recommend that the Spectrum Shareholders vote in favour of the Spectrum Arrangement Resolution,

(3)	resolved to authorize Spectrum to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement, and

(4)	resolved to authorize Spectrum to execute and deliver this Agreement; and
(c)	all of the directors and officers of Spectrum have advised Spectrum that they intend to vote or cause to be voted all Spectrum Shares beneficially held by them in favour of the Spectrum Arrangement Resolution, and Spectrum shall make a statement to that effect in the Circular.
2.8 Vecima Approval
Vecima represents as of the date hereof that its board of directors, after considering the Transaction, has determined:
(a)	to authorize Vecima to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement; and

(b)	to authorize Vecima to execute and deliver this Agreement.
3. REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Spectrum
Spectrum hereby represents and warrants to Vecima as set forth in Schedule 2. For the purposes of Spectrum’s representations and warranties, each disclosure contained in the Spectrum Disclosure Letter constitutes an exception or inclusion, as applicable, to the specified section or sections of the Agreement, as well as to any other related representations or warranties in the Agreement to the extent such relationship is clear on the face of any such exception or inclusion.

3.2 Representations and Warranties of Vecima
Vecima hereby represents and warrants to Spectrum as set forth in Schedule 3.
4. NON-WAIVER AND SURVIVAL
4.1 Non-Waiver
No investigations made by or on behalf of either Spectrum or Vecima, at any time, will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by either of them in or pursuant to this Agreement. No waiver of any condition or other provision in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by Spectrum or Vecima will be effective unless it is in writing.
4.2 Nature and Survival
All representations and warranties contained in this Agreement on the part of each of Spectrum and Vecima will expire and will be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Nothing in this §4.2 will limit any covenant or agreement of the Parties which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.
5. COVENANTS

5.1 Covenants of Spectrum Regarding the Conduct of Business
Spectrum covenants and agrees, except as contemplated in the Transaction Documents, that from the date hereof until the earlier of the Effective Date and the time this Agreement is terminated in accordance with its terms, without the written consent of Vecima (which consent will not be unreasonably withheld or delayed), Spectrum will not, and will not permit any of the Spectrum Subsidiaries to:
(a)	repurchase, redeem or otherwise acquire any of its securities or any securities of the Spectrum Subsidiaries;

(b)	(i) issue any Spectrum Shares or securities of the Spectrum Subsidiaries, or (ii) issue or grant an option, warrant, call, conversion or exchange privilege or right of any kind to subscribe for, Spectrum Shares or any securities of the Spectrum Subsidiaries, or (iii) agree to do any of the foregoing, except any issuance of Spectrum Shares made pursuant to the exercise of Spectrum Options or Spectrum Warrants outstanding as of the date immediately prior to the date of this Agreement;

(c)	except as set out in the Spectrum Disclosure Letter, other than transactions between Spectrum and a Spectrum Subsidiary, purchase or otherwise acquire or sell, transfer, lease, exchange, pledge or encumber or otherwise dispose of any interest in or right to any asset or property having a value in excess of $200,000 for any single asset or property or $500,000 in the aggregate for Spectrum and the Spectrum Subsidiaries taken as a whole for all such assets or properties;
(d)	enter into, modify, amend or terminate any agreement (other than in the ordinary course of business) or licence (other than non-exclusive licences to customers in the ordinary course of business) of Spectrum or any Spectrum Subsidiary or implement any other change in its business;

(e)	except pursuant to existing credit facilities or debt instruments (or the agreements, indentures or guarantees governing or relating to such facilities or instruments) or renewal or replacement credit facilities or debt instruments for a principal amount approximately the same as the principal amount of the facilities or instruments renewed or replaced, incur or commit to incur or assume any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person, or make any loans or advances;

(f)	satisfy any material Claims or liabilities except such as have been reserved against in the Spectrum Financial Statements, relinquish any material contractual rights or enter into any interest rate, currency or commodity swap, hedge or other similar financial derivative instrument, except in the ordinary course of business consistent with past practice;
(g)	mortgage, pledge, lease, encumber or charge any property of Spectrum or a Spectrum Subsidiary;

(h)	except for transactions between Spectrum and a Spectrum Subsidiary, amalgamate or merge or agree to amalgamate or merge with any other Person or resolve that it be wound up;

(i)	acquire or agree to acquire any Person, corporation, partnership, joint venture or other business organization or division thereof or agree to acquire any assets (other than inventory or supplies incurred in the ordinary course of business consistent with past practice);

(j)	appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for Spectrum or a Spectrum Subsidiary or in respect of the assets of Spectrum or a Spectrum Subsidiary;

(k)	permit the making of an order by a court for the winding-up or dissolution of Spectrum or a Spectrum Subsidiary;

(l)	declare, set aside or pay any dividends, including for the purpose of effecting a share subdivision, or declare, set aside or make any payment or distribution (in cash, stock, property or otherwise) with respect to the Spectrum Shares;

(m)	establish, adopt, enter into, make or amend any collective bargaining, bonus, profit sharing, compensation, stock option, stock ownership, stock compensation,

pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of Spectrum or a Spectrum Subsidiary, or increase any compensation or make any award or payment (whether by way of bonus, salary increase, stock option, pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing) to any director, officer or employee of Spectrum or a Spectrum Subsidiary other than pursuant to agreements, plans, arrangements or policies in effect (without amendment) on the date hereof and disclosed in the Spectrum Disclosure Letter and, notwithstanding the foregoing, neither Spectrum nor a Spectrum Subsidiary will make or amend, or become obligated to make or amend, any discretionary payment to or for the benefit of any director (other than payments approved by the Spectrum Board of Directors to members of the special committee formed to consider the Transaction), officer or employee of Spectrum or a Spectrum Subsidiary without the prior written consent of Vecima;
(n)	implement any other material change in the present business or affairs, capitalization or financial condition of Spectrum and the Spectrum Subsidiaries;

(o)	settle or abandon any claim, litigation, action, suit, cause of action or other proceeding by or before any Governmental Entity, except in the ordinary course of business consistent with past practice;

(p)	make or permit to be made any change to any accounting method, policy or principle used by Spectrum and the Spectrum Subsidiaries, except as may be prescribed by the Canadian Institute of Chartered Accountants or the Financial Accounting Standards Board including any prescribed changes to GAAP;

(q)	except as disclosed in the Spectrum Disclosure Letter, increase the number of persons employed by Spectrum and the Spectrum Subsidiaries as of the date of this Agreement; or

(r)	bind itself to take any of the actions set forth in §5.1(a) through §5.1(q) hereof.
5.2 Covenants of Spectrum Regarding the Performance of Obligations
Spectrum covenants and agrees that from the date hereof until the earlier of the Effective Date and the time this Agreement is terminated in accordance with its terms, Spectrum will, and will cause the Spectrum Subsidiaries to:
(a)	cooperate with Vecima and take commercially reasonable efforts to support the Transaction, except to the extent that other provisions of this Agreement apply a particular standard to certain other obligations of Spectrum hereunder, in which case, such other standard will apply to such other obligations;
(b)	carry on its business and cause the Spectrum Subsidiaries to carry on their business only in, and not take any action except in, the ordinary course of business consistent with past practice and will not otherwise authorize or incur any capital expenditures in excess of $200,000 for any item or series of items constituting parts of a single item or $500,000 in the aggregate for Spectrum and the Spectrum Subsidiaries taken as a whole for all such items; provided that Spectrum and the Spectrum Subsidiaries will be authorized to make all capital expenditures pursuant to capital budgets of Spectrum and the Spectrum Subsidiaries approved by the Spectrum Board of Directors on or before the date hereof as disclosed in the Spectrum Disclosure Letter;
(c)	promptly advise Vecima, orally and then promptly in writing, of any Material Adverse Change in respect of Spectrum and of any material governmental or third party complaint, investigation, or hearing (or communication indicating that the same may be contemplated);

(d)	maintain the current insurance (or re-insurance) policies of it and the Spectrum Subsidiaries and not allow the same to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally-recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	use, and cause each Spectrum Subsidiary to use, its commercially reasonable efforts to preserve intact its business organization, assets and goodwill, to maintain its leases, licences and permits or other property or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with governmental entities, suppliers, distributors, customers and others with whom it has business relationships and inform Vecima orally and then promptly in writing if any officer submits a resignation;

(f)	not take any action or omit to take any action, and not permit a Spectrum Subsidiary to take any action or omit to take any action, which would render, or which reasonably would be expected to render, any representation or warranty made by it in this Agreement untrue in any Material respect at any time before the Effective Date if then made;

(g)	continue to file all documents or information required to be filed by Spectrum as and when required to be filed under applicable Securities Laws and the rules and policies of NASDAQ and the TSX, and ensure that all such documents or information, when filed, comply in all Material respects with the requirements of applicable Securities Laws and the rules and policies of NASDAQ and the TSX;

(h)	make or cooperate as necessary in the preparation of any exemption applications or orders and any other documents deemed reasonably necessary by Spectrum or Vecima, acting reasonably, to discharge their respective obligations under applicable Laws in connection with the Transaction or as required under applicable Securities Laws in order to permit the consummation of the Transaction;
(i)	furnish Vecima with a copy of all financial reports and statements prepared by Spectrum and the Spectrum Subsidiaries and provided to the Spectrum Board of Directors after the date of this Agreement;

(j)	carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Spectrum or the Spectrum Subsidiaries with respect to the Arrangement;

(k)	use commercially reasonable efforts to assist in effecting the resignations of the directors of Spectrum and cause them to be replaced as of the Effective Date by persons nominated by Vecima;

(l)	use commercially reasonable efforts to obtain all U.S. National Security Consents necessary to enable Spectrum Signal Processing (USA) Inc. to continue to operate its business in the same manner after, as before the consummation of the Transaction;

(m)	use commercially reasonable efforts to obtain all waivers or approvals under Material Contracts required as a result of the Arrangement; provided that Spectrum and the Spectrum Subsidiaries will not, without the prior written consent of Vecima (not to be unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Spectrum or the Spectrum Subsidiaries obtaining such consents, waivers or approvals;

(n)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Spectrum or the Spectrum Subsidiaries which are required in order to consummate the Arrangement and, in doing so, keep Vecima reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Vecima with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Vecima to provide its reasonable comments thereon;

(o)	advise Vecima as requested, and on a daily basis on each of the last seven Business Days prior to the Spectrum Meeting, as to the tallies of the proxies and Elections received in respect of the Spectrum Meeting and the Arrangement; and

(p)	provide Vecima with a copy of any purported exercise of Dissent Rights and any written communications with any holders of Spectrum Shares exercising or purporting to exercise Dissent Rights, and not, without the prior consent of Vecima (which consent will not be unreasonably withheld or delayed), settle or compromise any claim brought by any present, former or purported holder of Spectrum Shares, Spectrum Options or Spectrum Warrants in connection with the Arrangement, whether in connection with the exercise of Dissent Rights or otherwise.
5.3 Covenants of Vecima Regarding the Performance of Obligations
Vecima will:
(a)	cooperate with Spectrum and take commercially reasonable efforts to support the Transaction, except to the extent that other provisions of this Agreement apply a particular standard to certain other obligations of Vecima hereunder, in which case such other standard will apply to such other obligations;

(b)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Vecima which are required in order to consummate the Arrangement, including without limitation TSX approval of the listing of the Vecima Shares issuable pursuant to the Arrangement, and, in doing so, keep Spectrum reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Spectrum with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Spectrum to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement will restrict or limit Vecima from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing in this Agreement will require Vecima to make any such commitments, provide any such undertakings or assume any such obligations that are not commercially reasonable (it being agreed that it will not be commercially reasonable for Vecima or any of its Affiliates to be required to divest, hold separate or agree to any material limitation on the conduct of their current or future business operations);

(c)	in a timely and expeditious manner, furnish Spectrum with all such information regarding Vecima and its Affiliates as may reasonably be required to be included in the Circular pursuant to the Canadian Securities Laws or any other Laws. Vecima will provide to Spectrum, at the time any information is furnished pursuant to this §5.3(c), a certificate of Vecima (signed by a senior officer of Vecima) certifying that the information furnished by Vecima for inclusion in the Circular does not contain a misrepresentation and constitutes full, true and plain disclosure of all Material Facts concerning Vecima;

(d)	honour, and cause Spectrum and each Spectrum Subsidiary to honour after the Effective Date, all employment agreements (including any severance obligations in respect thereof) between Spectrum or the Spectrum Subsidiaries and their respective employees (including the executive officers of Spectrum and the Spectrum Subsidiaries);

(e)	designate one individual from whom Spectrum may seek approval to undertake any actions not permitted to be undertaken without Vecima’s consent under §5.1 or §5.2 and will ensure that such person will respond, on behalf of Vecima, to Spectrum’s requests in an expeditious manner;

(f)	furnish promptly to Spectrum a copy of each notice, report, schedule or other document or communication delivered or filed by Vecima in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein;

(g)	at or contemporaneously with the Effective Time deliver to the Depository cash and Vecima Shares sufficient to pay the Consideration for each Spectrum Share acquired and, at the Effective Time, acquire all of the Spectrum Shares;

(h)	on June 30, 2007 or as soon as practical thereafter, but in no event later than December 31, 2007, complete a statutory amalgamation with Spectrum pursuant to the provisions of section 184 of the Canada Business Corporations Act. This covenant is intended for the benefit of the Spectrum Shareholders and the holders of Spectrum Options and Spectrum Warrants and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives, and Spectrum and any successors to Spectrum shall hold the rights and benefits of this covenant in trust for and on behalf of such persons. Spectrum hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenant on behalf of such persons.
5.4 Mutual Covenants
Each of Spectrum and Vecima covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated in accordance with its terms:
(a)	it will
(1)	consult with the other in issuing any press release or otherwise making any public statement with respect to the Transaction and in making any filing with any Governmental Entity with respect thereto. Each of Spectrum and Vecima will use all commercially reasonable efforts to enable the other to review and comment on all such press releases before the release thereof and will enable the other to review and comment on such filings before the filing thereof, provided that the obligations herein will not prevent any party from making such disclosure as its counsel advises is required by applicable Laws or the rules and policies of the reporting jurisdictions of the party. Each of Spectrum and Vecima agree not to make any public statement that is inconsistent with any such press release or this Agreement, and

(2)	not take any action that would cause any representation or warranty made by it in this Agreement to be untrue in any Material respect at any time prior to the Effective Date;
(b)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations set forth in Part 7 to the extent that such is within its control and to use its commercially reasonable efforts to:
(1)	obtain or cooperate in obtaining all necessary waivers, consents and approvals (including Regulatory Approvals) required to be obtained by it to consummate the Transaction,

(2)	effect or cooperate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any required proceedings before Governmental Entities in connection therewith,

(3)	oppose, lift or rescind or cooperate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Spectrum or Vecima to consummate, the Transaction,

(4)	fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of the certificates of its officers contemplated by §7.2(b) in the case of Spectrum and §7.3(b) in the case of Vecima, and

(5)	otherwise cooperate with the other in connection with the performance by it of its obligations under the Transaction Documents;
(c)	it will, in all Material respects, conduct itself so as to keep the other fully informed as to the Material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party; and

(d)	it will vigorously defend or cause to be defended any Claim or other legal proceedings brought against it challenging the Transaction.
5.5 Non-Solicitation
(a)	On and after the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated in accordance with its terms, except as contemplated in the Transaction Documents, Spectrum will not, directly or indirectly, through any director, officer, employee, investment banker, legal advisor, representative or agent of Spectrum or the Spectrum Subsidiaries:

(1)	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing any confidential, non-public information or entering into any form of agreement, arrangement or understanding) the submission or initiation of any inquiries, proposals or offers regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, sale of all or a Material portion of the assets of Spectrum or the Spectrum Subsidiaries on a consolidated basis (or any lease, long-term supply agreement, licence or other transaction having the same economic effect as a sale of such assets), liquidation, issue or sale of greater than 20% of the outstanding shares or rights or interests therein or thereto or similar transactions involving Spectrum or the Spectrum Subsidiaries from any Person other than Vecima (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”),

(2)	engage in any negotiations concerning, or provide any confidential information to, or have any discussions with or otherwise cooperate with, any Person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal,

(3)	withdraw the Spectrum Board of Directors’ recommendation of the Transaction or change such recommendation in a manner adverse to Vecima, or

(4)	approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal, provided that, subject to §5.5(e) and §5.6, nothing contained in this §5.5 or other provisions of this Agreement will prevent Spectrum from considering, engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to the Spectrum Shareholders, an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement for more than 50% of the outstanding Spectrum shares or consolidated assets of Spectrum that did not result from a breach of this Agreement or solicitation or initiation by Spectrum or any of its related parties or representatives that the Spectrum Board of Directors has determined, in good faith, after consultation with its outside legal and financial advisors (including the Financial Advisor), is reasonably capable of being completed and is more favourable to the Spectrum Shareholders, taking into account all terms and conditions thereof and all other financial, legal, regulatory, financing and approval requirement aspects of such proposal, than the Transaction or, if applicable, any amended or new Transaction with Vecima (any such Acquisition Proposal being referred to herein as a “Superior Proposal”) and the Spectrum Board of Directors has received the legal opinion of its outside legal advisors that the failure to take such action would be inconsistent with its fiduciary duties.

(b)	Except as permitted under §5.5(e) with respect to any Acquisition Proposal received after the date of this Agreement that would be a Superior Proposal, on and after the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated in accordance with its terms, Spectrum will immediately cease and cause to be terminated any existing solicitations, encouragements, activities, discussions or negotiations with any party with respect to any Acquisition Proposal and Spectrum will not allow or permit access to any data or information rooms regarding Spectrum except to Vecima and its representatives and advisors. Spectrum agrees to enforce and not to release or permit the release of any third party from or waive any confidentiality or standstill agreement to which Spectrum and such third party are a party, except as to allow such third party to make an unsolicited Acquisition Proposal to Spectrum that Spectrum is permitted to consider pursuant to §5.5.

(c)	Spectrum will immediately cease to provide any party with access to material non-public information concerning Spectrum and the Spectrum Subsidiaries with respect to any Acquisition Proposal.

(d)	Spectrum will notify Vecima promptly (but in no event later than the earlier to occur of (i) one Business Day and (ii) 48 hours) after receipt by Spectrum of any Acquisition Proposal or any request for non-public information relating to Spectrum or the Spectrum Subsidiaries known by Spectrum to be in connection with any Acquisition Proposal or for access to the properties, books or records of Spectrum or the Spectrum Subsidiaries by any Person that may be considering making, or that has made, an Acquisition Proposal. Such notice to Vecima will be made at first orally and then promptly in writing, and will indicate the identity of the Person making such proposal, inquiry or contact and all material terms thereof and such other details of the proposal, inquiry or contact as Vecima may reasonably request and which is in the possession of, or under the control of, Spectrum or its representatives or advisors. Spectrum will keep Vecima promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by Vecima with respect thereto.

(e)	If the Spectrum Board of Directors receives a request for material non-public information from a party in connection with a possible or actual unsolicited bona fide Acquisition Proposal to Spectrum and the Spectrum Board of Directors determines in good faith after consultation with its outside financial advisors and legal advisors that such proposal would be a Superior Proposal and the Spectrum Board of Directors has received the legal opinion of its outside legal advisors that the failure to provide such party with access to such information would be inconsistent with its fiduciary duties, then, and only in such case, Spectrum may, subject to the execution of a confidentiality agreement that is no less onerous to the other party than the confidentiality agreement then in effect between Spectrum and Vecima, provide such party with access to any information regarding Spectrum and the Spectrum Subsidiaries. Vecima will be provided with any information related to the business of Spectrum provided to such person that was not previously provided to Vecima.
(f)	Spectrum will ensure that the directors and officers of Spectrum and the Spectrum Subsidiaries and any investment bankers or other advisors, representatives or agents retained by Spectrum in connection with the transactions contemplated hereunder are aware of the provisions of this §5.5 and directed to abide by them, and Spectrum will be responsible for any breach of this §5.5 by any of such parties.

(g)	Information provided under §5.5(d) will constitute information which is subject to the Confidentiality Agreement.

(h)	Spectrum will, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal return or destroy all confidential information or data heretofore furnished to it by or on behalf of Spectrum.
5.6 Right to Match Superior Proposal
(a)	If, prior to the Effective Date the Spectrum Board of Directors determines that an Acquisition Proposal is a Superior Proposal, Spectrum will immediately (and in any event within 24 hours after such determination is made) notify Vecima in writing thereof and provide to Vecima a complete copy of the document evidencing such Superior Proposal and all related documentation (including any proposed contracts or commitments) from the party making such Superior Proposal. In the event that Spectrum provides Vecima with a notice as contemplated in this §5.6(a) on a date that is less than seven Business Days prior to the date the Spectrum Meeting is scheduled to be held, Spectrum will be entitled to postpone or adjourn the Spectrum Meeting to a date that is not less than seven Business Days and not more than 15 Business Days after the originally scheduled meeting date.

(b)	Until the expiration of the three-Business Day period after Vecima is notified in writing as provided for in §5.6(c), Spectrum will not take any action to withdraw, modify or change its recommendation with respect to Vecima or to approve or implement or enter into any agreement to approve or implement such Superior Proposal.

(c)	Spectrum acknowledges and agrees that during the period ending three Business Days after the later of the date of the notification referred to in §5.6(a) and the date Vecima receives a copy of the document evidencing such Superior Proposal referred to in §5.6(a), Vecima will have the opportunity, but not the obligation, to offer in writing to amend the terms of the Transaction and this

Agreement. The Spectrum Board of Directors will review, in good faith and in accordance with its fiduciary duties, any proposal by Vecima to amend the terms of the Transaction and this Agreement in order to determine (after receipt of advice, to the extent considered necessary by the Spectrum Board of Directors, from its financial advisors and outside legal counsel) whether Vecima’s proposal to amend the terms of the Transaction and this Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the Transaction and this Agreement. If the Spectrum Board of Directors so determines, Spectrum and Vecima will amend this Agreement to reflect such proposal and Spectrum will not take any action to withdraw, modify or change its recommendation with respect to the Transaction, as amended, or to approve or implement or enter into any agreement to approve or implement such Acquisition Proposal. If Vecima does not propose to amend the terms of the Transaction and this Agreement or the Spectrum Board of Directors does not make the determination referred to herein, Spectrum will be entitled to terminate this Agreement and enter into an agreement in respect of the Superior Proposal or the Spectrum Board of Directors may withdraw, modify or change its recommendation concerning the Transaction and recommend the Superior Proposal, as applicable, subject to §9.3.
(d)	The Spectrum Board of Directors will promptly reaffirm its recommendation of the Transaction by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Spectrum Board of Directors determines that a proposed amendment to the terms of the Transaction would result in the Acquisition Proposal not being a Superior Proposal, and the Parties have so amended the terms of the Transaction.

(e)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Spectrum Shares will constitute a new Acquisition Proposal for the purposes of this §5.6 and Vecima will be afforded the ability to respond to each such Acquisition Proposal in accordance with this §5.6.
5.7 Access to Information
(a)	From the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated, and subject to compliance with applicable Laws, the terms of any Material Contract existing as at the date of this Agreement (including any confidentiality obligation binding on Spectrum) and the Confidentiality Agreement, Spectrum will (and will cause the Spectrum Subsidiaries to) afford Vecima’s officers, employees, counsel, accountants, lenders and other authorized representatives and advisors of Vecima (“Representatives”) access to information, confidential or otherwise, with respect to Spectrum and the Spectrum Subsidiaries and their respective business, assets and properties, including books, contracts and records as well as access to management personnel and employees, subject to such access not interfering with the ordinary conduct of the business of Spectrum and the Spectrum Subsidiaries, provided, however, that in no event shall any information which is deemed “classified” or otherwise restricted for dissemination by the United States government be made available to Vecima or its representatives without compliance with the Special Security Agreement by and between Spectrum Signal Processing (USA), Inc. and the United States Department of Defense and the obtaining of any necessary U.S. National Security Consent. Vecima and its Representatives will not contact any Governmental Entity (other than entities with registries or information available by request from members of the public), any employees of Spectrum or the Spectrum Subsidiaries, any customer or supplier of Spectrum or the Spectrum Subsidiaries, or any third party who is a party to any agreement, arrangement or understanding under which Spectrum or the Spectrum Subsidiaries (or any of their assets) is bound or affected, without the prior written consent of Spectrum, which will not be unreasonably withheld, and Spectrum will (and will cause the Spectrum Subsidiaries to) furnish promptly to Vecima all information concerning its business, assets, properties and personnel as Vecima may reasonably request.
(b)	Notwithstanding §5.7(a) and subject to §5.5(e), except as expressly provided for herein, Spectrum will not be obligated to make available to Vecima any of Spectrum’s management or Spectrum Board of Directors’ materials relating to the assessment or evaluation of the Transaction or any alternative transaction (including any Acquisition Proposal proposed by any other person), nor any correspondence sent by the Spectrum Board of Directors to such other person presenting an Acquisition Proposal.

(c)	Without limiting the generality of the provisions of the Confidentiality Agreement, the parties acknowledge that all information provided under §5.7(a), or otherwise pursuant to this Agreement (including in the Spectrum Disclosure Letter) or in connection with the Transaction, is subject to the Confidentiality Agreement, which will remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

(d)	Until the earlier of the Effective Date and the time this Agreement is terminated in accordance with its terms, each of Spectrum and Vecima will, and will cause its Subsidiaries and their respective management personnel to, allow the Financial Advisor and its representatives to conduct all due diligence investigations and examinations which the Financial Advisor may reasonably require, and each of Spectrum and Vecima will promptly provide to the Financial Advisor all information relating to its respective financial condition, results of operations, business, properties, assets, operations or prospects reasonably requested by the Financial Advisor in order to permit the Financial Advisor to prepare the Fairness Opinion pursuant to its engagement.
5.8 Directors’ and Officers’ Indemnification
(a)	Vecima covenants and agrees that after the Effective Time it will ensure that (i) the Articles of Spectrum, and the constating documents of any successor to Spectrum, and (ii) the constating documents of each Spectrum Subsidiary (or any successor to any such Spectrum Subsidiary), will contain provisions with respect to indemnification now set forth in the Articles of Spectrum and the constating documents of such Spectrum Subsidiary (or equivalent provisions), such that all rights to indemnification existing in favour of the present and former directors and officers of Spectrum or of any Spectrum Subsidiary and present and former directors and officers of Spectrum or of any Spectrum Subsidiary serving or who served at the request of Spectrum or of any Spectrum Subsidiary as a director, officer, employee, agent or representative of another corporation, partnership, joint venture or other entity or enterprise (each such present or former director or officer of Spectrum or of any Spectrum Subsidiary being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided in the Articles of Spectrum or constating documents of any Spectrum Subsidiary, or equivalent rights, will survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring before the Effective Time, for a period of not less than the limitation period (not to exceed six years) applicable under the statute of limitations applicable to such matters.

(b)	Spectrum and Vecima agree that all rights to indemnification existing in favour of the Indemnified Parties as provided by contracts or agreements between the Indemnified Parties and Spectrum or any Spectrum Subsidiary and in effect as of the date of this Agreement, will survive and will continue in full force and effect and without modification, and Vecima will cause Spectrum, and any successor to Spectrum, and the Spectrum Subsidiaries (including any successors thereto) to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to acts or omissions of the Indemnified Parties occurring before the Effective Time, for a period of not less than the limitation period applicable under the statute of limitations applicable to such matters.

(c)	In the event that Vecima or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successor or assignee of Vecima (as the case may be) assumes the obligations set forth in this §5.8.

(d)	The provisions of this §5.8 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, executors, administrators and other legal representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise, and such rights will be held by Spectrum, and any successor to Spectrum, in trust for such persons.
5.9 Tax Planning
Spectrum shall cooperate with Vecima to take such steps as may reasonably be requested by Vecima to amend this Agreement or the Plan of Arrangement to accommodate the tax-planning requirements of Vecima and its affiliates, including obtaining Spectrum Shareholder approvals and Court approvals as may be necessary, provided that Vecima shall provide written notice in reasonable detail to Spectrum of any such proposed amendment at least seven business days prior to the date of the Spectrum Meeting. Notwithstanding the foregoing, Spectrum shall not be obligated to effect any amendment which, in the reasonable opinion of Spectrum, (i) would prejudice it, any Spectrum Subsidiary, the Spectrum Shareholders or the holders of Spectrum Options or Spectrum Warrants (such prejudice to be determined as if the Arrangement were not completed), or (ii) would unreasonably delay or impede the completion of the Arrangement. If at Vecima’s request Spectrum effects any transaction before the Effective Date for such purposes, Vecima will be responsible for all unwinding costs if the Arrangement is not consummated for any reason other than a breach of this Agreement by Spectrum.
5.10 Tax Elections by Spectrum Shareholders
Each former Spectrum Shareholder who has received one or more Vecima Shares in exchange for such former holder’s Spectrum Shares shall be entitled to make an income tax election jointly with Vecima pursuant to subsection 85(1) of the ITA or, if such former holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of such former holder’s Spectrum Shares by providing two signed copies of the prescribed election forms to the Depositary within 90 days following the Effective Date, duly completed with the details of the number of Spectrum Shares transferred and the applicable agreed amounts for purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed by Vecima and returned to such former holder of Spectrum Shares within 30 days after the receipt thereof by the Depositary for filing with Canada Revenue Agency (or the applicable provincial taxing authority). Neither Vecima nor Spectrum will be responsible for the proper completion of any election form and, except for Vecima’s obligation to return duly competed election forms which are received by the Depositary within 90 days following the Effective Date, within 30 days after the receipt thereof by the Depositary, neither Vecima nor Spectrum will be responsible for any taxes, interest, penalties or any other costs or damages resulting from the failure by a holder of Spectrum Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial income tax law). In its sole discretion, Vecima may choose to sign and return an election form received more than 90 days following the Effective Date, but Vecima will have no obligation to do so.

6. REMEDIES

6.1 Availability of Equitable Remedies
Each of Spectrum and Vecima acknowledges that the other will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to each of Spectrum and Vecima upon the breach by the other of its covenants and agreements hereunder, each of Spectrum and Vecima will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or obtain specific performance of any of those covenants or agreements.
7. CONDITIONS

7.1 Mutual Conditions
The respective obligations of the Parties to complete the transactions contemplated hereby are subject to fulfilment, or the mutual waiver, of the following conditions on or before the Termination Date or such earlier time as is specified below:
(a)	the Interim Order will have been granted in form and substance satisfactory to Spectrum and Vecima, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)	the Spectrum Arrangement Resolution will have been passed at the Spectrum Meeting in accordance with the BCA and the Interim Order;

(c)	the Final Order will have been granted in form and substance satisfactory to Spectrum and Vecima, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	the Effective Date will occur prior to the Termination Date;

(e)	except for any de-listing notification or action by NASDAQ in respect of the Spectrum Shares, no cease trade order shall have been issued and remain in effect with respect to the Spectrum Shares or the Vecima Shares, and there will have been no other action taken under any Law or by any Governmental Entity, that:
(1)	makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated herein, or

(2)	results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the

Transaction Documents which would have a Material Adverse Effect on Spectrum or Vecima;
(f)	all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons (including, without limitation, U.S. National Security Consents) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, will have been obtained or received on terms satisfactory to the Parties, acting reasonably;

(g)	the Vecima Shares issuable pursuant to the Arrangement, including the Vecima Shares issuable upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants, shall have been approved for listing on the TSX, subject to the filing of required documentation, notice of issuance and other usual requirements, and the TSX shall have, if required, accepted notice for filing of all transactions of Spectrum contemplated herein or necessary to complete the Arrangement, subject only to the usual requirements of the TSX;

(h)	the Vecima Shares and any Vecima Replacement Options and Vecima Replacement Warrants to be issued to holders in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act and not subject to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

(i)	no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person which, if the Transaction were completed, could reasonably be expected to have a Material Adverse Effect on Vecima (or Spectrum after the Effective Date) except to the extent found acceptable by Vecima; and

(j)	this Agreement will not have been terminated pursuant to Part 9.
The foregoing conditions are for the mutual benefit of Spectrum and Vecima and may be waived, in whole or in part, at any time by mutual consent of Spectrum and Vecima.
Vecima may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Vecima with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Vecima in complying with its obligations hereunder. Spectrum may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Spectrum with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Spectrum in complying with its obligations hereunder.
7.2 Conditions Precedent to the Obligations of Vecima
The obligations of Vecima to complete the Transaction will also be subject to the fulfilment of each of the following conditions precedent (each of which is for the exclusive benefit of Vecima and may be waived by Vecima in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Vecima of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:
(a)	all covenants of Spectrum under this Agreement (other than the covenants in §2.6(d)) to be performed on or before the Effective Time will have been duly performed by Spectrum in all material respects and, with respect to the covenants of Spectrum in §2.6(d), will have been duly performed by Spectrum in all respects;

(b)	all representations and warranties of Spectrum under this Agreement will be true and correct in all Material respects (except for any Identified Company Representations and any representations and warranties of Spectrum under this Agreement qualified by materiality or Material Adverse Effect (taking into account such qualifiers), each of which will be true and correct in all respects) as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all Material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Vecima will have received a certificate of Spectrum addressed to Vecima and dated such date, signed on behalf of Spectrum by two senior executive officers of Spectrum in their capacity as such and without personal liability, confirming the same;

(c)	Vecima being satisfied, acting reasonably, that from September 30, 2006 to the Effective Date, there has not occurred a Material Adverse Change with respect to Spectrum (not including any de-listing notification or any actual de-listing from the NASDAQ Stock Market), and Vecima has not become aware of any previously undisclosed Material Fact which could reasonably be expected to have a Material Adverse Effect on Spectrum;

(d)	from the date of this Agreement to the Effective Date, there shall have been no event, condition or occurrence of national or international consequence which, in the opinion of Vecima, acting reasonably, does or may materially adversely affect the Canadian financial markets generally or the business, operations or affairs of Spectrum or any of the Spectrum Subsidiaries;

(e)	the Spectrum Board of Directors will have adopted prior to the date of this Agreement all necessary resolutions, and all other necessary corporate action will have been taken by Spectrum, to permit the consummation of the Transaction;

(f)	no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Vecima to own or exercise full rights of ownership of all of the outstanding Spectrum Shares and all of the outstanding shares of the Spectrum Subsidiaries owned by Spectrum;
(g)	holders of no more than 5% of the issued and outstanding Spectrum Shares will have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement, and Vecima shall have received a certificate dated the day immediately preceding the Effective Date of two senior executive officers of Spectrum to that effect;

(h)	Vecima will have received resignations and releases in favor of Spectrum and the Spectrum Subsidiaries from those directors of Spectrum and of the Spectrum Subsidiaries as are specified by Vecima;

(i)	in the opinion of Vecima, acting reasonably, Spectrum shall not have taken any action since the date of this Agreement that would make it inadvisable for Vecima to proceed with the Transaction;

(j)	Spectrum’s Board of Directors shall not have withdrawn or changed their recommendation that Spectrum Shareholders vote to approve the Spectrum Arrangement Resolution;

(k)	at the Effective Date, Spectrum will not have sold to another Person or otherwise disposed of or encumbered the tax losses and credits detailed in the confidential information summary dated November 2006 provided by Spectrum to Vecima, provided, for greater certainty, that the transactions contemplated hereby shall not constitute any such encumbrance;

(l)	at the Effective Date, Vecima and Spectrum shall have agreed upon a plan acceptable to Vecima, acting reasonably, to reduce Spectrum’s salary expense by not less than $400,000 annually (relative to its annualized, year-to-date salary expense as recorded in its September 30, 2006 statement of operations) by terminating the employment of certain employees as agreed with Vecima;

(m)	at the Effective Date, Vecima and Spectrum shall have agreed upon a plan acceptable to Vecima, acting reasonably, to curtail or close the United Kingdom–based operations of Spectrum and Spectrum Signal Processing (UK) Limited; and

(n)	Vecima will have received all such other documents and certificates as may reasonably be required by Vecima in connection with completion of the Arrangement, including, without limitation, an opinion addressed to Vecima of McCarthy Tétrault LLP, dated the Effective Date and satisfactory in form and substance in all Material respects to Vecima and its counsel, acting reasonably, pertaining to various corporate and regulatory matters relating to Spectrum.
Vecima may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Vecima with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Vecima in complying with its obligations hereunder.
7.3 Conditions Precedent to the Obligations of Spectrum
The obligations of Spectrum to complete the transactions contemplated by this Agreement will also be subject to the following conditions precedent (each of which is for the exclusive benefit of Spectrum and may be waived by Spectrum in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Spectrum of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:
(a)	all covenants of Vecima under this Agreement to be performed on or before the Effective Time will have been duly performed by Vecima in all Material respects;

(b)	all representations and warranties of Vecima under this Agreement will be true and correct in all Material respects (except for any representations and warranties of Vecima under this Agreement qualified by materiality or Material Adverse Effect (taking into account such qualifiers), each of which will be true and correct in all respects) as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all Material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Spectrum will have received a certificate of Vecima addressed to Spectrum and dated such date, signed on behalf of Vecima by two senior executive officers of Vecima in their capacity as such and without personal liability, confirming the same;

(c)	Spectrum being satisfied, acting reasonably, that from September 30, 2006 to the Effective Date, there has not occurred a Material Adverse Change with respect to Vecima, and Spectrum has not become aware of any previously undisclosed Material Fact which could reasonably be expected to have a Material Adverse Effect on Vecima;

(d)	the board of directors of Vecima will have adopted prior to the date of this Agreement all necessary resolutions, and all other necessary corporate action will have been taken by Vecima, to permit the consummation of the Transaction; and

(e)	Spectrum will have received the Fairness Opinion in writing.
Spectrum may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Spectrum with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Spectrum in complying with its obligations hereunder.

7.4 Notice and Cure Provisions
(a)	Spectrum will give prompt notice to Vecima of the occurrence, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:
(1)	cause any of the representations or warranties of Spectrum contained herein to be untrue or inaccurate in any Material respect as of the date hereof or at the Effective Date; or

(2)	result in the failure of Spectrum to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Date.
In the event that any such event or state of facts has occurred, Vecima may elect not to complete the Transaction contemplated hereby and may terminate this Agreement pursuant to §9.1, only if, forthwith and in any event prior to the filing of the Final Order and other documentation with the Registrar, Vecima has delivered a written notice to Spectrum specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Vecima is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Spectrum is proceeding diligently to cure such matter, if such matter is susceptible of being cured, Vecima may not terminate this Agreement until a period of 30 days from such notice has elapsed and there has been no cure of such matter (provided, that there will be no cure period for any breach of the terms of §5.5 or §5.6 above). If such notice has been given prior to the making of the application for the Final Order and other documentation with the Registrar, such application or such filing will be postponed until the expiry of such period. For greater certainty, (i) in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter and (ii) in the event that such matter is not susceptible of being cured, this Agreement may be terminated immediately upon delivery of the notice described above as a result of such matter.
(b)	Vecima will give prompt notice to Spectrum of the occurrence, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:
(1)	cause any of the representations or warranties of Vecima contained herein to be untrue or inaccurate in any Material respect as of the date hereof or at the Effective Date; or

(2)	result in the failure of Vecima to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Date.

In the event that any such event or state of facts has occurred, Spectrum may elect not to complete the Transaction contemplated hereby and may terminate this Agreement, only if, forthwith and in any event prior to the filing of the Final Order and other documentation with the Registrar, Spectrum has delivered a written notice to Vecima specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Spectrum is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Vecima is proceeding diligently to cure such matter, if such matter is susceptible to being cured, Spectrum may not terminate this Agreement until a period of 30 days from such notice has elapsed and there has been no cure of such matter. If such notice has been given prior to the making of the application for the Final Order and other documentation with the Registrar, such application or such filing will be postponed until the expiry of such period. For greater certainty, (i) in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter and (ii) in the event that such matter is not susceptible of being cured, this Agreement may be terminated immediately upon delivery of the notice described above as a result of such matter.
7.5 Satisfaction of Conditions
The conditions precedent set out in §7.1, §7.2 and §7.3 will be conclusively deemed to have been satisfied, waived or released when, with the agreement of Spectrum and Vecima, the Final Order and other documentation giving effect to the Arrangement are sent to the Registrar for filing.
8. AMENDMENT

8.1 Amendment
Subject to any requirements imposed by applicable Laws or by the Court, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Spectrum Meeting, but not later than the date on which the Final Order and other documentation giving effect to the Arrangement are delivered to the Registrar for filing, be amended by written agreement of the parties hereto, and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained;

provided that, notwithstanding the foregoing, except as otherwise provided in this Agreement, the terms of this Agreement and the Plan of Arrangement will not be amended in a manner materially prejudicial to the Spectrum Shareholders or the holders of Spectrum Options or Spectrum Warrants without the approval of the Court and of the Spectrum Shareholders given by an affirmative vote of three-quarters of the votes cast by the Spectrum Shareholders at a duly-convened meeting of Spectrum Shareholders or as may be ordered by the Court.
8.2 Waiver and Modifications
Spectrum, on the one hand, and Vecima, on the other hand, may (i) waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it by the other party in this Agreement or in any document to be delivered pursuant hereto, (ii) extend the time for the performance of any of the obligations or acts of the other party, (iii) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other party hereto or (iv) waive the fulfillment of any condition to its own obligations contained herein. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting such waiver or consent and, unless otherwise provided in such written waiver, will be limited to the specific breach or condition waived. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement, or failure of any party to assent to any of the rights provided by Law or under this Agreement will affect that right, power or remedy or constitute or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement will not preclude any further exercise of such right, power or remedy or the exercise of any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.
9. TERMINATION AND COMPENSATION

9.1 Termination
This Agreement may be terminated at any time prior to the Effective Date, whether before or after Spectrum Shareholder Approval:
(a)	by agreement in writing executed by Spectrum and Vecima;

(b)	by either Spectrum or Vecima after the Termination Date;

(c)	by Vecima pursuant to the exercise of its rights set forth in §7.4(a) (except with respect to a breach by Spectrum of §5.5 or §5.6);

(d)	by Spectrum pursuant to the exercise of its rights set forth in §7.4(b);

(e)	by either Spectrum or Vecima if the Spectrum Shareholders fail to approve the Spectrum Arrangement Resolution by the earlier to occur of (i) the Spectrum

Meeting at which a vote on such approval was taken or (ii) the date that is 10 days prior to the Termination Date;
(f)	by Spectrum, following receipt of, and in order to accept or recommend, a Superior Proposal, but only in compliance with §5.6 and §9.3(b) and provided the amount specified in §9.3(b) is paid to Vecima concurrently with such termination;

(g)	by Vecima if the Spectrum Board of Directors withdraws or modifies in a manner adverse to Vecima its approval or recommendation of the Transaction (whether in accordance with §5.6(c) or not); or

(h)	by Vecima in the event that §5.5 or §5.6 has been breached by Spectrum, in each case, other than §9.1(a), by written notice from the Party terminating the Agreement to the other Party.
Where action is taken to terminate this Agreement pursuant to this §9.1, it will be sufficient for such action to be authorized by the Board of Directors of the Party taking such action.
9.2 Effect of Termination
In the event of termination of this Agreement by either Spectrum or Vecima as provided in §9.1, this Agreement will forthwith become void and have no further effect, and there will be no liability or further obligation on the part of Spectrum or Vecima or their respective directors or officers hereunder, except that:
(a)	the provisions of this §9.2, §9.3 and Part 10 will remain in full force and effect and will survive any such termination;

(b)	neither Spectrum nor Vecima will be released or relieved from any liability arising from its breach of any of its representations, warranties, covenants, or agreements as set forth in the Transaction Documents before the termination of this Agreement, except as provided in §9.3(d); and

(c)	the covenants of Spectrum and Vecima with respect to confidentiality set forth in the Confidentiality Agreement will survive the termination of this Agreement or completion of the Transaction and continue in full force and effect for a period of two years thereafter.
9.3 Expenses and Termination Fees
(a)	Whether or not the Transaction is consummated, except as otherwise provided herein, all Expenses incurred in connection with the Transaction will be paid by the Party incurring such Expenses.

(b)	If this Agreement is terminated pursuant to §9.1(f), Spectrum will pay to Vecima the sum of $300,000, together with Vecima’s reasonable Expenses incurred in connection with the Transaction to a maximum of $100,000.

(c)	The fees and expenses payable to Vecima pursuant to §9.3(b) will be payable in immediately available funds by way of bank draft or wire transfer concurrently with the termination of this Agreement pursuant to §9.1(f).

(d)	Each Party acknowledges and agrees that if any amount is paid to Vecima by Spectrum pursuant to §9.3(b), the amount so paid and received is in lieu of any damages or any other payment or remedy which Vecima may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which Vecima will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Spectrum irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that the payment of any amount pursuant to §9.3(b) is the sole monetary remedy available and Vecima will not have any alternative right or remedy against Spectrum for damages, whether for consequential damages or otherwise.
10. GENERAL

10.1 Notices
Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Person to any other Person will be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Person to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid will, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 5:00 p.m. at the point of delivery, in which case it will be deemed to have been given and received on the next Business Day.
The address for service of each of the parties hereto will be as follows:
(a)	if to Spectrum:
300 — 2700 Production Way
Burnaby, British Columbia
V5A 4X1
Attention: Chief Executive Officer
Fax No.: (604) 421-1764
with a copy to:
McCarthy Tétrault LLP
1300 — 777 Dunsmuir Street
Vancouver, BC V7Y 1K2
Attention: Michael G. Urbani

Fax No.: (604) 605-5289
(b)	if to Vecima:
4210 Commerce Circle
Victoria, British Columbia
V8Z 6N6
Attention: Chief Executive Officer
Fax No.: (250) 881-1974
with a copy to:
Bull, Housser & Tupper LLP
3000 – 1055 West Georgia Street
Vancouver, BC V6E 3R3
Attention: Marion V. Shaw
Fax No.: (604) 646-2510
10.2 Time of Essence
Time will be of the essence in this Agreement.
10.3 Governing Law
This Agreement will be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.
10.4 Enurement and Assignment
This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto, except that Vecima may, without the prior written consent of Spectrum, assign all or any part of its rights under this Agreement, for collateral security purposes, to any lender providing financing to Vecima or any of its Affiliates; provided, however, that Vecima will not be relieved of its obligations under this Agreement as a result of such assignment.
10.5 Execution in Counterparts
This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Party will constitute satisfactory evidence of execution of this Agreement by such Party.

10.6 Third Party Beneficiaries
Other than as provided in §5.3(h), §5.8, §5.10 and §10.7, nothing in this Agreement, express or implied, is intended to or will confer upon any person other than Spectrum and Vecima and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.7 No Personal Liability
(a)	No director, officer or employee of Vecima will have any personal liability to Spectrum under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Vecima.

(b)	No director, officer or employee of Spectrum will have any personal liability to Vecima under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Spectrum.
10.8 Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner which has a Material Adverse Effect on either Spectrum or Vecima. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.
IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.
SPECTRUM SIGNAL PROCESSING INC.

Per:	(signed) “Brent Flichel” Name: Brent Flichel
Title: President and Chief Executive Officer
VECIMA NETWORKS INC.

Per:	(signed) “Surinder Kumar” Name: Surinder Kumar
Title: Chief Executive Officer

SCHEDULE 1 – PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF DIVISION 5
OF PART 9 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1 — INTERPRETATION
1.1 In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases will have the meanings hereinafter set out (and capitalized terms used and not otherwise defined in this Plan of Arrangement will have the respective meanings ascribed to such terms in the Arrangement Agreement (as defined below)):
“Arrangement” means the arrangement under section 288 of the BCA on the terms and conditions set forth in this Plan of Arrangement and any amendment or variation hereto made in accordance with the Arrangement Agreement or at the discretion of the Court in the Final Order in accordance with the terms hereof;
“Arrangement Agreement” means the agreement made as of February 16, 2007 between Spectrum and Vecima entered into for the purpose of effecting this Arrangement, as the same may be amended from time to time;
“Arrangement Filings” means the records and information provided to the Registrar under section 292(a) of the BCA that the Registrar requires, and the records filed under section 292(a) of the BCA that the Registrar requires, to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;
“BCA” means the Business Corporations Act (British Columbia);
“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia;
“Cash Consideration” means the amount of cash to be paid to a Spectrum Shareholder (other than in respect of a fractional Vecima Share) in exchange for each Spectrum Share, up to a maximum of $0.8939 per Spectrum Share, provided that the aggregate maximum Cash Consideration shall not exceed the Cash Parameter;
“Cash Parameter” means the maximum aggregate amount of Cash Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement (excluding cash payable in lieu of fractional Vecima Shares), which is $10,075,000 plus a further $0.50 for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;
“Consideration” means the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) or the Share Consideration, or some combination of the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) and the Share Consideration, with a total value of $0.8939 (on the basis that each Vecima Share has a value

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of $10.06 and that 0.0889 of a Vecima Share has a value of $0.8939), to be paid to a Spectrum Shareholder in exchange for each Spectrum Share;
“Court” means the Supreme Court of British Columbia;
“Deemed Election” is as defined in §4.1;
“Depositary” means Computershare Investor Services Inc. at its offices set out in the Transmittal Letter and Election Form;
“Dissenting Holder” means a Spectrum Shareholder who has exercised a Dissent Right in respect of the Arrangement in strict compliance with Article 6;
“Dissent Rights” has the meaning set out in §6.1;
“Effective Date” means the date designated by Spectrum and Vecima by delivery of notice in writing as the effective date of the Arrangement after the date on which all of the conditions precedent to the completion of the Arrangement, including receipt of the Final Order, have been either fulfilled or waived;
“Effective Time” means the earliest moment (Vancouver time) on the Effective Date;
“Election” means the election duly and properly made by a Spectrum Shareholder pursuant to the Transmittal Letter and Election Form to take the Cash Consideration, the Share Consideration or some combination thereof, in exchange for each of his, her or its Spectrum Shares;
“Election Deadline” means 4:00 p.m. (Vancouver time) on the day which is two Business Days prior to the Spectrum Meeting;
“Exchange Ratio” means 0.0889;
“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Spectrum Meeting, as the same may be amended;
“ITA” means the Income Tax Act (Canada);
“Parameters” means the Cash Parameter and the Share Parameter;
“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance herewith and with any order of the Court;
“Registrar” means the Registrar of Companies appointed under Section 400 of the BCA;

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“Share Consideration” means the number of Vecima Shares to be issued to a Spectrum Shareholder in exchange for each Spectrum Share, up to a maximum of 0.0889 Vecima Shares per Spectrum Share, provided that the aggregate maximum Share Consideration shall not exceed the Share Parameter;
“Share Parameter” means the maximum aggregate amount of Share Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement, which is 820,000 Vecima Shares plus a further 0.04 Vecima Shares for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;
“Spectrum” means Spectrum Signal Processing Inc., a corporation existing under the laws of the Province of British Columbia;
“Spectrum Meeting” means the special meeting of Spectrum Shareholders to be held to consider the Spectrum Arrangement Resolution and any adjournment thereof;
“Spectrum Option” means an option to purchase Spectrum Shares granted pursuant to the Spectrum Stock Option Plan;
“Spectrum Shareholders” means the holders of Spectrum Shares reflected on the central securities register of Spectrum;
“Spectrum Shares” means the common shares without par value in the capital of Spectrum;
“Spectrum Warrant” means a share purchase warrant issued October 12, 2006 entitling the holder to purchase Spectrum Shares;
“Transmittal Letter and Election Form” mean the letter of transmittal forwarded by Spectrum to holders of Spectrum Shares in connection with the Arrangement, in the form accompanying the Circular;
“TSX” means the Toronto Stock Exchange;
“Vecima” means Vecima Networks Inc., a corporation existing under the laws of Canada;
“Vecima Replacement Option” is as defined in §3.1(c); and
“Vecima Replacement Warrant” is as defined in §3.1(d).
1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or the symbol § or Schedule refers to the specified Article or Section of or Schedule to this Plan of Arrangement;

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(b)	the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

(c)	words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa;

(d)	if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)	the word “including” means “including, without limiting the generality of the foregoing”; and

(f)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder.
1.3 All references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.
ARTICLE 2 — ARRANGEMENT AGREEMENT
2.1 This Plan of Arrangement is made pursuant to, and is subject to the provisions of, and forms part of the Arrangement Agreement.
2.2 (i) The aggregate Consideration for the Spectrum Shares pursuant to this Plan of Arrangement is $18,314,583, subject to the Parameters; (ii) the maximum aggregate Share Consideration will have a value of $8,249,200 (on the basis that each Vecima Share has a value of $10.06); and (iii) the fair market value of the aggregate Share Consideration will not be less than 40% of the fair market value of the aggregate Consideration.
2.3 The Arrangement will, upon the filing of the Arrangement Filings with the Registrar, become effective at and be binding at and after the Effective Time, without further authorization, act or formality, on Spectrum, Vecima, all Spectrum Shareholders (including Dissenting Holders), and all holders of Spectrum Options and Spectrum Warrants.
2.4 The filing of the Arrangement Filings will be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.
ARTICLE 3 — ARRANGEMENT
3.1	Commencing at the Effective Time, the following will occur and will be deemed to occur consecutively in the following order:
(a)	the Spectrum Shares of Dissenting Shareholders, if any, will be, and be deemed to be, purchased for cancellation by Spectrum for an amount to be determined

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and paid in the manner described in Article 6, unless the Spectrum Shareholder does not comply fully with the procedures described in Article 6 or acts inconsistently therewith, in which case the Spectrum Shareholder will be deemed to have made the Deemed Election with respect to all of the Spectrum Shares in respect of which notice of dissent was delivered;
(b)	on the Effective Date, Vecima shall deliver to the Depositary (in trust for the persons entitled thereto) in respect of each of the Spectrum Shareholders other than those whose Spectrum Shares were purchased for cancellation in accordance with §3.1(a), the Consideration, allocated as between cash and Vecima Shares in accordance with each of the Elections received and the Deemed Elections, as adjusted, if required, in accordance with the Parameters. Upon receipt thereof by the Depositary, (i) each Spectrum Shareholder shall cease to be a holder of Spectrum Shares and the name of each Spectrum Shareholder shall be removed from the register of holders of Spectrum Shares and Vecima shall become the holder of the Spectrum Shares so exchanged and shall be entered on the register of holders as the holder of such Spectrum Shares, and (ii) each Spectrum Shareholder who is entitled to receive Vecima Shares under the Arrangement shall become a holder of Vecima Shares and shall be entered on the register of holders of Vecima Shares;

(c)	each Spectrum Option outstanding immediately prior to the Effective Time will be exchanged for an option (a “Vecima Replacement Option”) to purchase the number of Vecima Shares equal to the Exchange Ratio multiplied by the number of Spectrum Shares that could be purchased under such Spectrum Option if such Spectrum Option were exercisable and exercised immediately prior to the Effective Time. Such Vecima Replacement Option shall provide for an exercise price per Vecima Share equal to the exercise price per Spectrum Share of such Spectrum Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a particular Vecima Replacement Option being exercisable for a total number of Vecima Shares that includes a fraction of a Vecima Share, then the total number of Vecima Shares subject to such holder’s Vecima Replacement Option shall be rounded down to the next whole number of Vecima Shares. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Vecima Replacement Option will be the same as the terms and conditions of such Spectrum Option and any document or agreement previously evidencing such Spectrum Option shall evidence and be deemed to evidence such Vecima Replacement Option; and

(d)	each Spectrum Warrant outstanding immediately prior to the Effective Time will be exchanged for a warrant (a “Vecima Replacement Warrant”) to purchase the number of Vecima Shares equal to the Exchange Ratio multiplied by the number of Spectrum Shares that could be purchased under such Spectrum Warrant if such Spectrum Warrant were exercisable and exercised immediately prior to the Effective Time. Such Vecima Replacement Warrant shall provide for an exercise

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price per Vecima Share equal to the exercise price per Spectrum Share of such Spectrum Warrant immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a particular Vecima Replacement Warrant being exercisable for a total number of Vecima Shares that includes a fraction of a Vecima Share, then the total number of Vecima Shares subject to such holder’s Vecima Replacement Warrant shall be rounded down to the next whole number of Vecima Shares. The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Vecima Replacement Warrant will be the same as the terms and conditions of such Spectrum Warrant and any document or agreement previously evidencing such Spectrum Warrant shall evidence and be deemed to evidence such Vecima Replacement Warrant.
ARTICLE 4 — ELECTIONS, PRORATION AND FRACTIONAL SHARES
4.1 Subject to §4.3 and §4.4, each Spectrum Shareholder (other than a Dissenting Shareholder) who does not deliver to the Depositary by the Election Deadline a duly completed and executed Transmittal Letter and Election Form advising of his Election shall be deemed to have elected to receive from Vecima $0.4915 in cash and 0.04 of a Vecima Share for each Spectrum Share (the “Deemed Election”).
4.2 Subject to §4.3 and §4.4, each Spectrum Shareholder who delivers to the Depositary by the Election Deadline a duly completed and executed Transmittal Letter and Election Form advising of his Election shall be entitled to receive the Cash Consideration, the Share Consideration or some combination of Consideration in accordance with his Election.
4.3	If
(a)	the total number of Vecima Shares to be transferred by Vecima to Spectrum Shareholders who have made an Election to receive the Share Consideration in respect of their Spectrum Shares, plus

(b)	the total number of Vecima Shares to be issued to Spectrum Shareholders who made the Deemed Election
(the aggregate of (a) and (b) being referred to hereafter as the “Requested Share Amount”)
exceeds the Share Parameter, then the number of Vecima Shares to be issued to each Spectrum Shareholder will be prorated according to the following formula:

T x I
R

where:	T	=	the Share Parameter
	R	=	the Requested Share Amount
	I	=	the number of Vecima Shares elected or deemed to have been elected by a Spectrum Shareholder

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and the Spectrum Shareholder will receive the balance of the value of the Consideration in cash.
4.4 If the total Cash Consideration payable to Spectrum Shareholders:
(a)	who duly elected to receive, or who made the Deemed Election to receive, Cash Consideration in respect of their Spectrum Shares (the aggregate Cash Consideration payable to these Spectrum Shareholders being referred to hereinafter as the “Requested Cash Amount”); or

(b)	who are Dissenting Shareholders as defined in this Plan of Arrangement as of the Effective Date;
exceeds the Cash Parameter, then the amount of Cash Consideration payable to each Spectrum Shareholder (other than Dissenting Shareholders who, for the purposes of this §4.4, will be deemed to receive from Vecima the sum of $0.8939 for each of their Spectrum Shares) will be prorated according to the following formula:

[T – D] x I R

where:	T	=	the Cash Parameter
	D	=	the aggregate Cash Consideration deemed to be payable to Dissenting Shareholders for their Spectrum Shares
	R	=	the Requested Cash Amount
	I	=	the amount of Cash Consideration elected or deemed to have been elected by a Spectrum Shareholder (other than a Dissenting Shareholder)
and the Spectrum Shareholder will receive the balance of the value of the Consideration as Share Consideration (and cash in lieu of any fractional Vecima Shares).
4.5 In order to make an Election, a Spectrum Shareholder must deposit a duly completed and executed Transmittal Letter and Election Form with the Depositary by the Election Deadline. Vecima will have the discretion, acting reasonably, to determine whether Transmittal Letters and Election Forms have been properly completed, signed and submitted and to disregard immaterial defects in such Transmittal Letters and Election Forms. The decision of Vecima in such matters shall be conclusive and binding. Neither Vecima nor the Depositary will be under any obligation to notify any person of any defect in a Transmittal Letter and Election Form submitted. A Transmittal Letter and Election Form may not be revoked after receipt thereof by the Depositary.
4.6 A Spectrum Shareholder of record who holds Spectrum Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Spectrum Shares may submit multiple Transmittal Letters and Election Forms (provided that such Spectrum Shareholder submits only one Transmittal Letter and Election Form per beneficial owner).

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4.7 A Spectrum Shareholder who does not deposit a Transmittal Letter and Election Form with the Depositary by the Election Deadline or whose Election is defective or incomplete (as determined by Vecima in its sole discretion, acting reasonably) shall be deemed to have made the Deemed Election.
4.8 Spectrum will use all reasonable efforts to mail the Transmittal Letters and Election Forms to all persons who become Spectrum Shareholders during the period between the record date for the Spectrum Meeting and the close of business (Vancouver time) on the date which is seven calendar days prior to the date of the Spectrum Meeting and to make the Transmittal Letters and Election Forms available to all persons who become Spectrum Shareholders subsequent to such day and no later than the Election Deadline.
4.9 A Spectrum Shareholder who is entitled to receive a fraction of a Vecima Share under the Arrangement will receive cash in lieu thereof, based on a whole Vecima Share being valued at $10.06.
ARTICLE 5 — CERTIFICATES AND PAYMENTS
5.1 After the Effective Time, certificates formerly representing Spectrum Shares will represent solely the right to receive from Vecima the Consideration (or in the case of Dissenting Holders, the right to receive from Spectrum the amount determined to be the fair value of such shares), some portion of which may in either case be withheld pursuant to §5.4, all in accordance with the terms of the Arrangement and this Plan of Arrangement.
5.2 Spectrum Shareholders may take delivery of the certificate or certificates representing Vecima Shares allotted and issued to them, if any, and cash, if any, to which they may be entitled pursuant to the Arrangement by delivering to the Depositary, at one of the offices of the Depositary indicated in the Transmittal Letter and Election Form, the certificates representing the Spectrum Shares formerly held by them, endorsed for transfer with the signature properly guaranteed or accompanied by a duly executed and guaranteed power of attorney to transfer shares, and accompanied by a duly completed Transmittal Letter and Election Form together with such other documents as the Depositary may require. As soon as reasonably practicable after the later of the Effective Date or the receipt by the Depositary of the required documents, Vecima will cause the Depositary to deliver the Share Consideration, the Cash Consideration or combination thereof, as the case may be, together with any amount payable in respect of fractional Vecima Shares, as follows:
(i)	to forward it or cause it to be forwarded by first class mail to the Spectrum Shareholder at the address specified in the Transmittal Letter and Election Form; or

(ii)	if requested by the Spectrum Shareholder in the Transmittal Letter and Election Form, to make it available at the designated office of the Depositary for pick-up by such Spectrum Shareholder, or

(iii)	if the Transmittal Letter and Election Form neither specifies an address nor contains a request as described in (ii), to forward it or cause it to be forwarded by

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first class mail to the Spectrum Shareholder at the address as shown on the register of members maintained by Spectrum.
5.3 The cash component of any Consideration will be paid by a cheque payable in Canadian dollars. Unless otherwise directed by the Transmittal Letter and Election Form, any such cheque and the share certificates representing the Vecima Shares to which the Spectrum Shareholder is entitled, if any, will be issued in the name of the former registered holder of the Spectrum Shares. In the event of a transfer of ownership of the Spectrum Shares made prior to the Effective Time which is not recorded in Spectrum’s register of shareholders, a payment may be made to a transferee if the certificate representing such Spectrum Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. The mailing or delivery by the Depositary of the Share Consideration, the Cash Consideration or any combination of Share Consideration and Cash Consideration, together with any amount payable in respect of a fractional Vecima Share, shall satisfy and discharge the payment obligations of Vecima and the Depositary unless, in the case of the cheque, such cheque is not honoured on presentation.
5.4 Spectrum, Vecima and the Depositary will be entitled to deduct and withhold from any Consideration payable to any former Spectrum Shareholder, such amounts as Spectrum, Vecima or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, as amended, or any applicable provision of provincial, territorial, state, local or foreign tax laws. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Spectrum Shareholder exceed the cash portion of the consideration otherwise payable to the Spectrum Shareholder, Spectrum, Vecima and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Spectrum, Vecima or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Spectrum, Vecima or the Depositary shall notify the Spectrum Shareholder thereof and remit to the Spectrum Shareholder as soon as reasonably practicable any unapplied balance of the net proceeds of such sale.
5.5 The aggregate of any Cash Consideration and any amount owing in respect of a fractional Vecima Share owing to a former Spectrum Shareholder will be rounded up to the next whole cent.
5.6 No dividends or other distributions declared or made after the Effective Time with respect to the Spectrum Shares with a record date after the Effective Time will be payable or paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Spectrum Shares.
5.7 Any certificate which immediately before the Effective Time represented outstanding Spectrum Shares which has not been surrendered, with all other instruments required by this Article 5, on or prior to the sixth anniversary of the Effective Date, will cease to represent any

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claim against, or interest of any kind or nature in, Spectrum, Vecima or the Depositary and will be deemed to have been transferred to Vecima for no consideration.
5.8 In the event that any certificate, which immediately prior to the Effective Time represented one or more outstanding Spectrum Shares that were disposed of pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact (and provision to the Depositary of such bond or indemnity as may be required) by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration, deliverable in accordance with such holder’s Transmittal Letter and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the Consideration is to be delivered will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Spectrum and Vecima and their respective transfer agents in such sum as Spectrum and Vecima may direct or otherwise indemnify Spectrum and Vecima in a manner satisfactory to them against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.
ARTICLE 6 — RIGHTS OF DISSENT AND APPRAISAL
6.1 Pursuant to the Interim Order, each Spectrum Shareholder is permitted to exercise rights of dissent in connection with this Plan of Arrangement (“Dissent Rights”) under Division 2 of Part 8 of the BCA, as modified by this Article 6, the Interim Order and the Final Order. Notwithstanding any other provision of this Plan of Arrangement, Dissenting Holders who duly exercise such Dissent Rights and who:
(a)	are ultimately determined to be entitled to be paid fair value for their Spectrum Shares will be deemed to have irrevocably transferred their Spectrum Shares to Spectrum as of the Effective Time and prior to any of the other steps referred to in Section 3.1 and thereafter such Dissenting Holders will be entitled to receive an amount equal to the fair value for their Spectrum Shares from Spectrum upon delivery of certificates representing Spectrum Shares formerly held by them (provided, for greater certainty, that for the purposes of the Cash Parameter, the Cash Consideration for such a Dissenting Holder shall be deemed to be $0.8939); or

(b)	for any reason are ultimately determined not to be entitled to be paid fair value for their Spectrum Shares, will be deemed to have participated nunc pro tunc in the Arrangement on the same basis as a Spectrum Shareholder who made the Deemed Election (provided, for greater certainty, that the Parameters will not apply in this circumstance);
but in no case will Spectrum, Vecima or any other Person be required to recognize such Dissenting Holders as holding Spectrum Shares on or after the Effective Time, and the names of such Spectrum Shareholders will be deleted from the central securities register of Spectrum at the Effective Time.

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6.2 In addition to any other rights and restrictions under Division 2 of Part 8 of the BCA (as modified by this Article 6 and the Interim Order), (i) Spectrum Shareholders intending to dissent in respect of the Spectrum Arrangement Resolution must send written notice of dissent to Spectrum at least two days prior to the Spectrum Meeting or any date to which the Spectrum Meeting may be postponed or adjourned, which notice may be given only in respect of all Spectrum Shares beneficially owned by the Dissenting Holder, (ii) the fair value of the Spectrum Shares will be determined as at the point in time immediately prior to approval of the Spectrum Arrangement Resolution and (iii) no Person who has voted in favour of the Spectrum Arrangement Resolution will be entitled to dissent in respect of the Arrangement.
ARTICLE 7 — AMENDMENTS
7.1 Spectrum and Vecima reserve the right to amend, modify and/or supplement this Plan of Arrangement upon their mutual written agreement from time to time at any time prior to the Effective Time, provided that any such amendment, modification or supplement must be (a) set out in writing, (b) agreed to in writing by Spectrum and Vecima, (c) filed with the Court and, if made following the Spectrum Meeting, approved by the Court, and (d) communicated to Spectrum Shareholders if and as required by the Court.
7.2 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Spectrum Meeting will be effective only if consented to in writing by Spectrum and Vecima and, if required by the Court, consented to in accordance with applicable law by Spectrum Shareholders.
7.3 Except as may otherwise be provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by both Spectrum and Vecima at any time prior to or at the Spectrum Meeting with or without any other prior notice or communication, and if so proposed and accepted by Spectrum Shareholders voting at the Spectrum Meeting, will become part of the Plan of Arrangement for all purposes.
7.4 Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made by mutual written agreement of Spectrum and Vecima without approval of the Spectrum Shareholders if it concerns a matter which, in the reasonable opinion of Spectrum and Vecima, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any former holder of Spectrum Shares, Spectrum Options or Spectrum Warrants.
ARTICLE 8 — TERMINATION
This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in §3.1 in accordance with the terms of the Arrangement Agreement.

SCHEDULE 2 – REPRESENTATIONS AND WARRANTIES OF SPECTRUM
Spectrum hereby represents and warrants to Vecima (and acknowledges that Vecima is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below (it being understood that, as used in this Schedule 2, “Spectrum” will, unless the context requires otherwise, include Spectrum and the Spectrum Subsidiaries, collectively):
(a) Organization and Qualification. Spectrum is validly existing as a company under the BCA and has all necessary corporate power and authority to own its property and conduct its business as currently owned and conducted. Spectrum and the Spectrum Subsidiaries are duly qualified to carry on business in each jurisdiction in which the character of their assets or the nature of their activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on Spectrum.
(b) Capitalization. The authorized capital of Spectrum consists of 50,000,000 Spectrum Shares. As at 4:30 p.m., Vancouver Time, on February 15, 2007: (i) 20,488,425 Spectrum Shares are issued and outstanding as fully paid and non-assessable shares in the capital of Spectrum; (ii) there are outstanding options to purchase 3,308,031 Spectrum Shares under Spectrum’s Stock Option Plan; and (iii) there are outstanding warrants to purchase 402,574 Spectrum Shares. Section 1.2(g) of the Spectrum Disclosure Letter includes a complete and accurate list of the Spectrum Options and Spectrum Warrants outstanding at 4:30 p.m., Vancouver Time, on February 15, 2007, together with the names of the holders of those securities and the applicable exercise prices and vesting schedules. Except for those options and warrants and the transactions contemplated herein, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Spectrum to issue or sell any securities of Spectrum or securities or obligations of any kind convertible into or exchangeable for any securities of Spectrum, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of Spectrum, and there are no registration rights involving the Spectrum Shares that will survive consummation of the Arrangement.
(c) Subsidiaries. Each of the Spectrum Subsidiaries has been duly formed and organized and is validly existing under applicable law and has full power to own its property and conduct its business as currently owned and conducted. Spectrum is, and, at the Effective Time, will be, the owner of all of the issued and outstanding shares in the capital of each of the Spectrum Subsidiaries, as the sole legal and beneficial owner, free and clear of all Encumbrances, except as set out in the Spectrum Disclosure Letter. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Spectrum or the Spectrum Subsidiaries to issue, sell or acquire any securities of a Spectrum Subsidiary or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of a Spectrum Subsidiary.
(d) Authority and Enforceability. Spectrum has the requisite corporate power and authority to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder. The

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execution and delivery of this Agreement by Spectrum has been duly authorized by the Spectrum Board of Directors and no other corporate proceedings on the part of Spectrum are necessary to authorize this Agreement and the transactions contemplated hereunder. This agreement has been duly executed and delivered by Spectrum and constitutes a legal, valid and binding obligation of Spectrum, enforceable by Vecima against Spectrum in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
(e) No Violation. Except as disclosed in the Spectrum Disclosure Letter, the execution, delivery and performance by Spectrum of this Agreement will not (by itself or in conjunction with any other action) result in:
(i)	a violation or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under:
(1)	its constating documents or any resolution of its directors or shareholders or those of the Spectrum Subsidiaries;

(2)	any applicable Law or, to its knowledge, any regulation, order, judgment or decree (subject to obtaining the authorizations, consents and approvals referred to in paragraph (f) below);

(3)	any Material Contract of Spectrum; or

(4)	any other agreement, arrangement or understanding to which it or the Spectrum Subsidiaries are a party or by which any of them or their properties is bound or affected that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on Spectrum;
(ii)	the suspension or revocation of any authorization, consent, approval, agreement, control or licence currently in effect, which could reasonably be expected to result in a Material Adverse Effect on Spectrum;

(iii)	the imposition of any Encumbrance upon any of its assets or the assets of the Spectrum Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on Spectrum;

(iv)	the obligation on Spectrum to make any “change of control” or retention payment or other similar obligation; or

(v)	the right of any party to any Material Contract of Spectrum to terminate the agreement on a change of ownership or control.
(f) Approvals. No authorization, consent or approval of, or filing with, any public body, court or authority is necessary for the consummation by Spectrum of its obligations under this Agreement, except for the consents and approvals disclosed in Schedule 5 and such

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authorizations, consents, approvals and filings the failure by any party to obtain or make which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereunder.
(g) Financial Statements. The Spectrum Financial Statements have been prepared in accordance with GAAP and fairly present the consolidated financial position of Spectrum and the Spectrum Subsidiaries as at the respective dates thereof and the consolidated results of their operations and the changes in their financial position for the periods indicated therein. Spectrum has filed with the appropriate Government Entity true and complete copies of all Material forms, reports, schedules, statements and other documents required to be filed by it under applicable Laws.
(h) Absence of Certain Changes or Events. Since September 30, 2006, except as disclosed in the Spectrum Disclosure Letter:
(i)	each of Spectrum and the Spectrum Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Spectrum and the Spectrum Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	there has not been any Material Adverse Change with respect to Spectrum; and

(iv)	as of the date of this Agreement, there are no material change reports filed on a confidential basis with any Securities Regulator which remain confidential.
(i) Disclosure. Spectrum has not failed to disclose in the Spectrum Disclosure Letter or to Vecima in writing on or before the date of this Agreement, any information regarding any event, circumstance or action taken or failed to be taken since September 30, 2006 within the knowledge of Spectrum and not within the knowledge of Vecima as at the date of this Agreement which could reasonably be expected to have a Material Adverse Effect on Spectrum. Without limitation, except as disclosed in writing to Vecima on or before the date of this Agreement and except as set forth in the Spectrum Disclosure Documents that have been filed before the date of this Agreement pursuant to applicable Laws, since September 30, 2006:
(i)	except as contemplated pursuant to this Agreement, none of Spectrum nor any of the Spectrum Subsidiaries has incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) that, either individually or in the aggregate, are Material to Spectrum and the Spectrum Subsidiaries, taken as a whole, except those incurred in the ordinary course of business and consistent with past practices;

(ii)	there have been no Claims, actions, proceedings, suits, investigations or reviews and, to the best of Spectrum’s knowledge, no facts or conditions have arisen which may reasonably be expected, individually or in the aggregate, to be a proper basis for Claims, actions, proceedings, suits, investigations or reviews,

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commenced or, to the best of the knowledge of Spectrum, threatened against Spectrum or the Spectrum Subsidiaries or any of their properties by or before any Governmental Entity that, either individually or in the aggregate, if adversely determined would have a Material Adverse Effect on Spectrum, nor is Spectrum aware of any basis for any such claim, action, proceeding, suit, investigation or review; and
(iii)	none of Spectrum nor the Spectrum Subsidiaries nor any of their respective properties has been the subject of a judgment, order, writ, injunction or decree that has had, or could reasonably be expected to have, a Material Adverse Effect on Spectrum.
(j) Property. Each of Spectrum and the Spectrum Subsidiaries has good and sufficient right and title to or is entitled to the benefits of all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheets forming part of the Spectrum Financial Statements, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and such properties and assets are not subject to any Encumbrance or defect in title of any kind except those Encumbrances expressly permitted by the terms of any financing or security agreement to which Spectrum or the Spectrum Subsidiaries is a party or as is reflected in the balance sheets forming part of the Spectrum Financial Statements and in the notes thereto and except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, would not have a Material Adverse Effect on Spectrum. Each of Spectrum and the Spectrum Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by it for the residue of such properties’ respective terms for its own use and benefit without any lawful interruption of or by any other person.
(k) Intellectual Property. Except as disclosed in the Spectrum Disclosure Letter, or except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Spectrum,
(i)	Spectrum and the Spectrum Subsidiaries own and possess all right, title and interest, or are validly licensed or have retained the rights to use (and are not in material breach of such licences) all Proprietary Rights that are necessary to the conduct of the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries taken as a whole;

(ii)	all Proprietary Rights are sufficient for conducting the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries taken as a whole;

(iii)	Section 1.2(l) of the Spectrum Disclosure Letter sets forth a complete and correct list of all of the following owned by Spectrum: (i) patented or registered Proprietary Rights, including Internet domain name registrations; (ii) pending patent applications or other applications for registration of Proprietary Rights; (iii) trade names and corporate names; and (iv) all computer software owned by and distributed or maintained by Spectrum (excluding any computer software

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developed by or on behalf of Spectrum to be transferred to a Spectrum client, pursuant to the terms of an agreement with such client) (collectively, “Company Software”), listed by major point release;
(iv)	Section 1.2(m) of the Spectrum Disclosure Letter sets forth a list that is complete and correct in all material respects, but excluding computer software licences that are available off the shelf on commercial terms, of all of the following: (A) computer software licences or similar agreements or arrangements between Spectrum and third parties through which Spectrum embeds, integrates, bundles, redistributes, resells or otherwise sublicences such software (“Third Party Software”), including a description of the relationship of such Third Party Software to the Company Software and the percentage of Company Software license and support fees paid to the licensor of such Third Party Software; (B) all computer software licences or similar agreements or arrangements used by Spectrum to support the development of Computer Software (“Development Software”); (C) all computer software licences or similar agreements or arrangements relating to information technology used in the operations of the Company (“IT Software”) for which the Company paid more than $25,000 in the aggregate in license fees or pays more than $10,000 in annual support fees; (D) all other licences or similar agreements or arrangements, in effect as of the date hereof, in which Spectrum is a licensee of Proprietary Rights that are necessary to conduct the business of Spectrum and the Spectrum Subsidiaries as currently conducted; (E) other than customer contracts entered into in the ordinary course of business and standard “affiliate” agreements wherein such affiliates have no right to directly license Computer Software to customers, all licences or similar agreements or arrangements in which Spectrum is a licensor of Proprietary Rights; and (F) all other agreements or similar arrangements, in effect as of the date hereof, relating to the use of Proprietary Rights by Spectrum that are necessary to conduct the business of Spectrum and the Spectrum Subsidiaries as currently conducted;
(v)	(A) Spectrum has a valid and enforceable right to use, pursuant to the agreements set forth in Sections 1.2(l) and 1.2(m) of the Spectrum Disclosure Letter, or otherwise owns and possesses all right, title and interest in and to all, or has the lawful right to use, other Proprietary Rights necessary for the operation of the business as currently conducted, of Spectrum and the Spectrum Subsidiaries, free and clear of all Liens (collectively, the “Company Proprietary Rights”); and (B) Spectrum has not licensed any Company Proprietary Rights to any third party on an exclusive basis;
(vi)	(A) to the best of Spectrum’s knowledge, the operation of Spectrum’s business as currently conducted does not infringe, misappropriate or otherwise conflict with, any Proprietary Rights of any third party; (B) Spectrum is not aware of any facts which indicate a likelihood of the foregoing; (C) Spectrum has not received any notices regarding any of the foregoing (including any demands or offers to license) or any requests for indemnification from customers); and (D) Spectrum

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has neither requested nor received any opinions of counsel related to the foregoing;
(vii)	(A) to the best of Spectrum’s knowledge, and except for rights that have been granted or created for a specific term, no loss or expiration of any of the Company Proprietary Rights is threatened, pending or reasonably foreseeable; (B) to the best of Spectrum’s knowledge, all of the Company Proprietary Rights are valid and enforceable and none of the Company Proprietary Rights has been misused; (C) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Company Proprietary Rights has been made, is currently outstanding and to the best of Spectrum’s knowledge no claim is threatened, and there are no grounds for the same; (D) the Company has taken all commercially reasonable action, consistent with commonly accepted industry practices, to maintain and protect all of the Company Proprietary Rights that are necessary for the conduct of the business of Spectrum and the Spectrum Subsidiaries as currently conducted; and (E) Spectrum has not disclosed or allowed to be disclosed any of its trade secrets or confidential information to any third party other than pursuant to a written confidentiality agreement or otherwise in a manner that is materially prejudicial to the business of Spectrum and the Spectrum Subsidiaries as currently conducted;

(viii)	to the best of Spectrum’s knowledge, no third party has infringed, misappropriated or otherwise conflicted with any of the Company Proprietary Rights and Spectrum is not aware of any facts that indicate a likelihood of the foregoing;

(ix)	the Company Software, including any embedded or integrated Third Party Software, does not contain any open source or freeware and the sale or licensing of the Company Software in the ordinary course of business is not governed, in whole or in part, by the terms of the GNU General Public License or any other licence requiring Spectrum to disclose source code to any of the Company Software and any other software for which a reasonably prudent Person would hold in confidence;

(x)	(A) only the object code relating to any Company Software has been disclosed to any Person (except to a source code escrow agent for the benefit of customers in the ordinary course of business); (B) no Person has asserted any right to access any source code for any Company Software, including pursuant to any source code escrow agreement; and (C) no source code licensed to Persons as disclosed in the Spectrum Disclosure Letter is material to the business of Spectrum and the Spectrum Subsidiaries as currently conducted;

(xi)	all Proprietary Rights that are necessary for the conduct of business of Spectrum and the Spectrum Subsidiaries as currently conducted, including Company Software, owned by Spectrum or the Spectrum Subsidiaries, were: (i) developed or acquired by employees of the Company working within the scope of their employment; (ii) developed or acquired by officers, directors, agents, consultants,

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contractors, subcontractors or others who have executed appropriate instruments of assignment in favour of Spectrum as assignee that have conveyed to Spectrum ownership of all of such Person’s rights in the Proprietary Rights relating to such developments; or (iii) acquired in connection with any purchase or other acquisition in which Spectrum or a Spectrum Subsidiary obtained appropriate representations, warranties and indemnities from the transferring party relating to the title to such Proprietary Rights;
(xii)	to the best of Spectrum’s knowledge, (A) there are no defects in any of the Company Software that would prevent the same from performing substantially in accordance with its user specifications and (B) there are no viruses, worms, Trojan horses or similar programs in any of the Company Software. Spectrum is in possession of the source code and object code for all Company Software, Third Party Software, Development Software and IT Software, to the extent necessary for the conduct of the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries;

(xiii)	the computer software, computer firmware, computer hardware (whether general purpose or special purpose), and other similar or related items of automated, computerized and/or software system(s) that are used or relied on by Spectrum and the Spectrum Subsidiaries in the conduct of its business is sufficient in all material respects for the current needs of such business;

(xiv)	Spectrum has collected, used, imported, exported and protected all personally identifiable information, and other information relating to individuals that is protected by law, in accordance with the privacy policies of Spectrum and in accordance with applicable law, including by entering into agreements, where applicable, governing the flow of such information across national borders;

(xv)	the hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries taken as a whole (collectively, the “Technology”), are sufficient for conducting the business, as currently conducted, of Spectrum and its Subsidiaries taken as a whole;

(xvi)	Spectrum and the Spectrum Subsidiaries own or have validly licensed (and are not in material breach of such licences) the Technology and have commercially reasonable virus protection and security measures in place in relation to the Technology;

(xvii)	Spectrum and the Spectrum Subsidiaries have commercially reasonable back-up systems and a disaster recovery plan for the continuing availability of functionality provided by the Technology to the extent such functionality is required, and have ownership of or a valid licence to the intellectual property rights necessary to allow them to continue to provide adequate functionality provided by the Technology where such continuing availability and functionality is

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required, in the event of any malfunction of the Technology or other form of disaster affecting the Technology;

(xviii)	for purposes of this Schedule 2, “Proprietary Rights” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets and confidential information (including inventions, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); (vi) computer software and software systems (including data, source code and object code, databases and related documentation); and (vi) all other intellectual property.
(l) Tax Matters. Each of Spectrum and the Spectrum Subsidiaries has filed all Tax Returns required to be filed by it (and such returns are true, complete and correct in all material respects), has paid in full on a timely basis all Taxes that are imposed under any laws or by any relevant taxing authority that are due and payable including those shown to be payable in such Tax Returns and has made adequate provision in the Spectrum Financial Statements for the payment of all Taxes not then due and payable or on subsequent assessments with respect thereto and no other Taxes are payable by Spectrum or the Spectrum Subsidiaries with respect to the items or time periods covered by the returns, other than any Taxes the failure to pay (or to pay on a timely basis) which would not, individually or in the aggregate, result in a Material Adverse Effect on Spectrum. Each of Spectrum and the Spectrum Subsidiaries has made adequate and timely payment of instalments of the Taxes for the taxation period ending on or immediately before the Effective Date. With respect to any taxation period up to and including the Effective Date for which Tax Returns have not yet been filed or for which Taxes or instalments of Taxes are not yet due and payable, each of Spectrum and the Spectrum Subsidiaries has only incurred liabilities for Taxes in the ordinary course of its business consistent with past practice. Each of Spectrum and the Spectrum Subsidiaries has withheld and collected all Taxes required to have been collected by it, and has duly and timely remitted to the appropriate authority all amounts in respect of such Taxes required to be remitted by it, other than any Taxes the failure to remit (or to remit on a timely basis) which would not, individually or in the aggregate, result in a Material Adverse Effect on Spectrum. Except as disclosed in the Spectrum Disclosure Letter, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any Taxes. No deficiencies exist or have, to the best of Spectrum’s knowledge, been asserted by any taxation authority with respect to Taxes of Spectrum or the Spectrum Subsidiaries, neither Spectrum nor any of the Spectrum Subsidiaries is a party to any action or proceeding or assessment or collection of Taxes, nor has any such event been, to the best of Spectrum’s knowledge, asserted or threatened against Spectrum nor any of the Spectrum Subsidiaries or any of their respective assets and, to the best of Spectrum’s knowledge, as of

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the date of this Agreement none of Spectrum or the Spectrum Subsidiaries is subject to any assessments, penalties or levies with respect to Taxes that will result in any liability on its part in respect of any period ending on or before the Effective Date in excess of the amount provided for in the financial statements referred to above. Except as disclosed in the Spectrum Disclosure Letter, to the knowledge of Spectrum and the Spectrum Subsidiaries, no audit, investigation, assessment or reassessment of Taxes is reasonably anticipated or imminent. Except as disclosed in the Spectrum Disclosure Letter, each of Spectrum and the Spectrum Subsidiaries has prepared and maintains all books, records and documentation required by applicable Tax laws, including documentation in respect of transfer pricing. Neither Spectrum nor any Spectrum Subsidiary has entered into any arrangement pursuant to which it has assumed liability for the payment of Taxes owing by any Person.
(m) Environmental Laws. Except as disclosed in the Spectrum Disclosure Letter, Spectrum and the Spectrum Subsidiaries (and their respective businesses and operations):
(i)	are, to the best of their knowledge, in compliance with all applicable Environmental Laws and Environmental Approvals in Canada and in other applicable foreign jurisdictions with environmental regulatory jurisdiction over Spectrum or the Spectrum Subsidiaries; and

(ii)	have obtained all Environmental Approvals that are required to carry on their respective businesses and operations under all applicable Environmental Laws;
except where non-compliance with such Environmental Laws or Environmental Approvals or failure to obtain those Environmental Approvals could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spectrum.
(n) Environmental Compliance. Except as disclosed in the Spectrum Disclosure Letter, before the date of this Agreement none of Spectrum nor any of the Spectrum Subsidiaries has, with respect to its businesses and operations, at any time received any written notice, written notice of default, order, summons, or notice of judgment or commencement of proceedings of any nature related to any material breach, liability or remedial action (or alleged material breach, liability or remedial action) arising under the Environmental Laws and Environmental Approvals that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spectrum, and neither of Spectrum nor any of the Spectrum Subsidiaries have (with respect to such businesses and operations) at any time given any written undertakings with respect to remedying any breach of, or liability under, Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spectrum.
(o) Books and Records. The corporate records and minute books of Spectrum and the Spectrum Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.
(p) Insurance. Based on the claims history of Spectrum and the Spectrum Subsidiaries, the policies of insurance in force as of the date hereof naming Spectrum and the Spectrum Subsidiaries as insureds adequately cover all risk reasonably and prudently foreseeable in the

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operation and conduct of their respective businesses for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of Spectrum, acting reasonably, prudent to seek insurance rather than provide for self-insurance. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated prior to the Effective Time as a result of the transactions contemplated hereby.
(q) Employment Agreements. Except as disclosed in the Spectrum Disclosure Letter, (a) neither Spectrum nor any Spectrum Subsidiary has any written or oral employment, service or consulting agreement relating to any one or more individuals, which are not terminable upon reasonable notice as required by applicable Law, and (b) there are no special arrangements or commitments with respect to the continuation of employment or payment of any particular amount upon termination of employment or change of control of Spectrum.
(r) Pension and Employee Benefits. Except as disclosed in the Spectrum Disclosure Letter, neither Spectrum nor any Spectrum Subsidiary has, or is subject to, any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees, and Spectrum and each of the Spectrum Subsidiaries has:
(i)	complied with all applicable Laws relating to wages, fringe benefits and the payment of withholding and similar taxes;

(ii)	complied with all applicable provisions of applicable Laws dealing with employees and employee pension and other benefit plans;

(iii)	made all filings required to be made in connection with employee benefit plans; and

(iv)	made all contributions to any employee benefit plans that it is required to make on or before the date hereof, the omission of which would have a Material Adverse Effect on Spectrum.
(s) Material Agreements. Except as described in the Spectrum Disclosure Letter, there are (i) no agreements to which Spectrum or the Spectrum Subsidiaries are bound or (ii) licences, leases, permits, authorities and permissions held by Spectrum or the Spectrum Subsidiaries, which are material to the conduct of Spectrum’s business or the business of the Spectrum Subsidiaries. Except as disclosed in the Spectrum Disclosure Letter, no approval or consent of any person is needed in order that any material agreements or licences of Spectrum continue in full force and effect following consummation of the transactions contemplated hereby. All Contracts constitute valid and binding obligations of Spectrum or the Spectrum Subsidiaries and the other parties to those contracts and licences enforceable by Spectrum or the Spectrum Subsidiaries against those other parties in accordance with their respective terms (subject to bankruptcy, insolvency, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity) and are in full force and effect. There is no pending or, to the knowledge of Spectrum or the Spectrum Subsidiaries, threatened, cancellation or termination, existing default, or event, condition or occurrence which, after notice

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or lapse of time, or both, would constitute a default of or under any Contract to which Spectrum or the Spectrum Subsidiaries is a party or otherwise bound which would have a Material Adverse Effect on Spectrum.
(t) Compliance with Applicable Laws. To the best of its knowledge, Spectrum has complied with all applicable Laws in connection with this Agreement and the transactions contemplated hereby.
(u) Non-Arm’s Length Agreements. Other than:
(i)	as referred to in the Spectrum Disclosure Letter; or

(ii)	as set forth in a list provided to Vecima in writing, and copies of which agreements were provided to Vecima, there is no agreement entered into by Spectrum or the Spectrum Subsidiaries with any person (other than Spectrum or the Spectrum Subsidiaries) that is not at “arm’s length” with Spectrum (within the meaning of that expression in the ITA).
(v) Brokers and Finders; Advisory Fees. Except as disclosed in the Spectrum Disclosure Letter, no broker, investment banker, financial advisor or other person, is entitled to any broker’s, finder’s or financial advisor’s fee based upon arrangements made by or on behalf of Spectrum in respect of the Transaction. The Spectrum Disclosure Letter contains true and complete copies of all agreements under which all such fees and expenses are payable, and all indemnification and other agreements related thereto.

(w) Transaction Expenses. The Spectrum Disclosure Letter sets forth the aggregate estimated amount of costs, fees and expenses incurred or which may be incurred by Spectrum or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions contemplated hereby at any time prior to or at the Effective Time, including, but not limited to, those of the financial advisor and counsel to Spectrum and the amount of any compensation or remuneration of any kind or nature which is or may become payable to any current or former employee, officer or director of Spectrum, in whole or in part, by reason of the execution and delivery of this Agreement or the consummation of the Transactions.

(x) No “Collateral Benefit” Under OSC Rule. To the knowledge of Spectrum, no related party of Spectrum (within the meaning of OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combination and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Spectrum Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such Rule) as a consequence of the Transaction.

(v) Reporting Status and Securities Law Matters. Spectrum is a reporting issuer under applicable Canadian Securities Laws and is not in default of any continuous disclosure requirements thereunder. Spectrum is a foreign private issuer under United States federal Securities Laws and is not in material default of any requirements of any applicable United States Securities Laws. The documents or information filed by Spectrum under applicable Securities Laws did not, as of their respective dates, contain any untrue statement of a material

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fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Except as disclosed in the Spectrum Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Spectrum, and, to the knowledge of Spectrum, no inquiry, review or investigation (formal or informal) of any Securities Regulator, the United States Securities and Exchange Commission, the TSX or NASDAQ, is in effect or ongoing or, to the knowledge of Spectrum, expected to be implemented or undertaken.
(z) Circular. The Circular on the date mailed to the Spectrum Shareholders and at the date of the Spectrum Meeting will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Spectrum with respect to statements made therein based on information supplied by Vecima in writing expressly for inclusion in the Circular. The Circular will comply as to form in all material respects with the provisions of applicable Securities Laws.
(aa) Litigation. Except as set forth in the Spectrum Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Spectrum, threatened, against Spectrum or the Spectrum Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which Claim, action, suit or proceeding involves a possibility of any judgement against or liability of Spectrum or the Spectrum Subsidiaries which would reasonably be expected to have a Material Adverse Effect on Spectrum or to prevent or materially delay the consummation of the Transaction. Neither Spectrum nor the Spectrum Subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Spectrum or to prevent or materially delay the consummation of the Transaction.
(bb) Employee Stock Purchase Plan. Spectrum has no outstanding obligations, commitments or liabilities (contingent or otherwise) in respect of the Employee Stock Purchase Plan adopted by it on November 1, 1999.

SCHEDULE 3 – REPRESENTATIONS AND WARRANTIES OF VECIMA
Vecima hereby represents and warrants to Spectrum (and acknowledges that Spectrum is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:
(a) Organization and Qualification. Vecima is validly existing as a company under the Canada Business Corporations Act (Canada) and has all necessary corporate power and authority to own its property and conduct its business as currently owned and conducted. Vecima and the Vecima Subsidiaries are duly qualified to carry on business in each jurisdiction in which the character of their assets or the nature of their activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on Vecima. Vecima is a taxable Canadian corporation for purposes of the ITA.
(b) Capitalization. The authorized capital of Vecima consists of an unlimited number of Vecima Shares and an unlimited number of Preferred shares. As at 4:30 p.m., Vancouver Time, on February 15, 2007: (i) 22,490,337 Vecima Shares and no Preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Vecima; and (ii) options to purchase 631,620 Vecima Shares are outstanding under Vecima’s share option plan. Except for such options or as contemplated herein, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Vecima to issue or sell any securities of Vecima or securities or obligations of any kind convertible into or exchangeable for any securities of Vecima.
(c) Subsidiaries. The Vecima Subsidiaries have been duly formed and organized and are validly existing under applicable law and have full power to own their property and conduct their businesses as currently owned and conducted. All of the outstanding shares and other ownership interests of the Vecima Subsidiaries are validly issued, fully paid and non-assessable and all securities and other ownership interests owned directly or indirectly by Vecima are owned free and clear of all Encumbrances. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Vecima or the Vecima Subsidiaries to issue, sell or acquire any securities of a Vecima Subsidiary or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of a Vecima Subsidiary.
(d) Authority and Enforceability. Vecima has the requisite corporate power and authority to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by Vecima and the consummation by Vecima of the transactions contemplated by this Agreement, including, without limitation, the payment for Spectrum Shares under the Arrangement, have been duly authorized by all requisite corporate action on the part of Vecima. This Agreement has been duly executed and delivered by Vecima and constitutes a legal, valid and binding obligation of Vecima, enforceable against Vecima by Spectrum in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

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(e) No Violation. Except for the requirement to obtain the approvals disclosed in Schedule 5, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Vecima or the Vecima Subsidiaries under (i) any Material Contract of Vecima, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Vecima, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over Vecima, or (iv) any applicable Law. Except as disclosed in Schedule 5, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Vecima in connection with the execution and delivery of this Agreement or the consummation by Vecima of the Arrangement.
(f) Vecima Shares. The Vecima Shares required to be issued pursuant to the Arrangement will be duly authorized and validly issued by Vecima as fully paid and non-assessable shares and, subject to Vecima having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Vecima Shares, will be freely tradable under applicable Securities Laws in Canada (other than, with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a holder being a “control person” for the purposes of applicable Securities Laws). The Vecima Shares to be issued upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants have been duly authorized and, when issued upon the exercise of such options or warrants and payment in full of the relevant exercise price, will be validly issued by Vecima as fully paid and non-assessable shares and, subject to Vecima having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Vecima Shares, will be freely tradable under applicable Securities Laws in Canada (other than, with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a holder being a “control person” for the purposes of applicable Securities Laws).
(g) United States Tax. (i) Vecima has no plan or intention to reacquire any of the Vecima Shares issued pursuant to the Plan of Arrangement, but it does at the date of this Agreement have in place a normal course issuer bid through the facilities of the TSX under which it may acquire up to a further 474,400 Vecima Shares on or before October 31, 2007 and, accordingly, it is possible, if a former Spectrum Shareholder who receives Vecima Shares pursuant to the Arrangement tenders those shares to Vecima’s normal course issuer bid, that Vecima could reacquire some of the Vecima Shares issued pursuant to the Plan of Arrangement; (ii) Vecima has no plan or intention to sell or otherwise dispose of the assets of Spectrum acquired in the Transaction, except for dispositions made in the ordinary course of business or transfer to corporations controlled by Vecima as described in section 368(a)(2)(c) of the United States Internal Revenue Code; and (iii) following the Transaction, Vecima will continue the historic business of Spectrum or use a significant portion of Spectrum’s historic business assets in a business.

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(h) Actions. There are no Claims, actions, proceedings, suits, investigations or reviews pending or, to the best of the knowledge of Vecima, threatened, against Vecima or affecting any of Vecima’s properties or assets by or before any domestic or foreign government, court or tribunal or government department, agency or other regulatory authority or administrative agency or commission or any elected or appointed public official or existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a proper basis for Claims, actions, proceedings, suits, investigations or reviews that, either individually or in the aggregate, could prevent or hinder the consummation of the Transaction, including, without limitation, the payment for Vecima Shares thereunder.
(i) Financial Statements. The audited financial statements of Vecima prepared on a consolidated basis, for and as at the year ended June 30, 2006, the year ended June 30, 2005 and the year ended June 30, 2004, have been prepared in accordance with GAAP applied on a consistent basis and fairly present the consolidated financial position of Vecima and the Vecima Subsidiaries as at the respective dates thereof and the consolidated results of their operations and the changes in their financial position for the periods indicated therein.
(j) Absence of Certain Changes or Events. Since September 30, 2006, except as contemplated by this Agreement:
(i)	each of Vecima and the Vecima Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Vecima and the Vecima Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	there has not been any Material Adverse Change with respect to Vecima; and

(iv)	as of the date of this Agreement, there are no material change reports filed on a confidential basis with any Securities Regulator which remain confidential.
(k) Reporting Status and Securities Law Matters. Vecima is a reporting issuer under applicable Canadian Securities Laws and is not in default of any continuous disclosure requirements thereunder. The documents or information filed by Vecima under applicable Securities Laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. No delisting, suspension of trading in or cease trading order with respect to any securities of Vecima, and, to the knowledge of Vecima, no inquiry, review or investigation (whether formal or informal) of any of the Securities Regulators or the TSX, is in effect or ongoing or, to the knowledge of Vecima, expected to be implemented or undertaken. The Vecima Shares are currently listed on the TSX and Vecima is not in default of any requirements of the TSX in connection with such listing.

SCHEDULE 4 – FORM OF SPECTRUM ARRANGEMENT RESOLUTION
1. the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as an Appendix to the Information Circular of Spectrum Signal Processing Inc. (“Spectrum”) accompanying the Notice of Meeting is authorized and approved;
2. the arrangement agreement between Spectrum and Vecima Networks Inc. dated February 16, 2007 (the “Arrangement Agreement”), the actions of the directors of Spectrum in approving the Arrangement Agreement and the actions of the officers of Spectrum in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;
3. notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Spectrum or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Spectrum are hereby authorized and empowered without further approval of the shareholders of Spectrum (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and
4. any one or more of the directors and officers of Spectrum are authorized and directed to perform all such acts, deeds and things, and to execute, under the seal of Spectrum or otherwise, all such documents and writings, including articles of arrangement, as may be necessary or desirable to give effect to the Arrangement Agreement, the Plan of Arrangement or this resolution.

SCHEDULE 5 – REQUIRED CONSENTS AND APPROVALS
1.	TSX listing approval of the Vecima Shares issuable in connection with the Transaction.

2.	U.S. National Security Consents.

3.	Approval of the Plan of Arrangement by the Supreme Court of British Columbia.

4.	Those applications or orders which are deemed reasonably necessary by outside counsel to Vecima in order to qualify for exemptions from the statutes of individual U.S. states so as to allow the legal issuance of Vecima Shares to residents of such states.